FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of     March 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	Technical Report on the Endako Mine Expansion Dated December 14, 2007

EXHIBIT 99.1

THOMPSON CREEK METALS COMPANY INC.

TECHNICAL REPORT ON THE ENDAKO MINE EXPANSION, CENTRAL BRITISH COLUMBIA

Report for NI-43-101

December 14, 2007

0854250100-REP-R0001-01

ThompsonCreek
METALS COMPANY INC.

TABLE OF CONTENTS

ThompsonCreek
METALS COMPANY INC.

LIST OF TABLES

Thompson Creek
METALS COMPANY INC.

LIST OF FIGURES

3.0 SUMMARY

The Endako mine is an open pit molybdenum mine and concentrator located in Central British Columbia near Fraser Lake about 190 kilometres (km) from Prince George. With the exception of the period from 1982 to1986, the mine has been in continuous production since 1965.

The Endako mine is operated as a joint venture (the "Endako Joint Venture") between Thompson Creek Mining Ltd., a subsidiary of Thompson Creek Metals Company Inc. (together "Thompson Creek"), which holds a 75 percent interest and Sojitz Moly Resources, Inc., a Japanese company, which holds the remaining 25 percent interest. Thompson Creek is manager of the Endako Joint Venture. The operation consists of three open pit mines (Endako, Denak East and Denak West), an ore crusher and conveyer system, concentrator, roaster, tailings and containment dams, water and electrical transmission lines, support facilities (offices, maintenance shops and a warehouse) and access roads. Material mined from the open pits is processed on site to produce a molybdenum concentrate, which is roasted on site to produce molybdenum trioxide which is then sold to various customers.

The purpose of this Technical Report, prepared for Thompson Creek, is to support the public disclosure of an evaluation to increase both mine and mill capacity from the current production level of 28,000 tonnes per day to 50,000 tonnes per day (tpd) and to support technical disclosure in a short form prospectus.

The sections of this report dealing with the proposed Endako Expansion Project were prepared for Thompson Creek under the direct supervision and authorship of Kenneth W. Collison, P.Eng., Chief Operating Officer of Thompson Creek. Mr. Collison visited the Endako mine on three separate occasions during the fall of 2007 (September 10-11, October 15-16, and November 13-14).

A document entitled "Technical Report on the Endako Mine, British Columbia, Canada", prepared by Gregory Mosher, P.Geo., Senior Geologist, Wardrop Engineering Inc. on May 29, 2007, documents the mineral resource estimate. This report has been filed on SEDAR. Mr. Mosher visited the property from July 4 to July 6, 2006.

A Technical Report entitled "Mine Planning and Reserve Estimate, Endako Mines, British Columbia, Canada" was prepared by Anoush Ebrahimi, P.Eng., Ph.D., Senior Mining Engineer, Wardrop Engineering Inc. on August 23, 2007. This report deals with mineral resources and reserves, and has been filed on SEDAR. Mr. Ebrahimi visited the property on June 11-14, 2007.

The Endako deposit consists of an elongated stockwork of quartz-molybdenite veins contained within the Endako Quartz Monzonite, a phase of the Francois Lake Batholith of Late Jurassic age.

As of April 15, 2007 the mineral resources at a 0.02% Mo cutoff for the combined Endako and Denak deposits were138,000,000 t of measured resource grading 0.05% Mo; 354,100,000 t of indicated resource grading 0.04% Mo; and 76,200,000 t grading of 0.03% Mo. The mine has processed a total of approximately 10,370,000 t from the measured resource grading 0.063% Mo since May 1, 2007. Indicated and Inferred mineral resources have remained unchanged.

Based on a molybdenum price of US$10.00 per pound, as at April 2007 the combined proven and probable mineral reserves at Endako are estimated to total 276 million tonnes of ore at a grade of 0.05% Mo (0.085% MoS_2). Based on a molybdenum price of US$10.00 per pound the estimated Endako mine life is 27 years at the current production rate of 28,000 tonnes per day (tpd). At an expanded production capability of 50,000 tpd the mine life is projected at 17 years.

Thompson Creek retained Hatch Ltd. to prepare a feasibility study to evaluate the potential for increasing the production rate of the existing plant from 28,000 tpd to 50,000 tpd. The study is entitled "Thompson Creek Metals Company, Endako Mine Expansion, Feasibility Study, November 2007".

A new crushing, grinding, and flotation process has been proposed for the Endako plant, utilizing the existing in pit gyratory crusher to provide primary crushing of the ore, one semi autogenous grinding (SAG) mill and two ball mills to produce a grind size of 200 microns and seven stages of rougher / scavengers and three stages of cleaners for the flotation process. The new plant will include a regrind circuit consisting of one existing ball mill as the first regrind and another existing ball mill for the second regrind. The process will also include automatic samplers and a particle size monitor. This grinding and floatation process simplifies the current configuration of five trains of rod and ball mills, three regrind mills and the large banks of mechanical float cells including 280 rougher and 50 scavenger cells.

The estimated molybdenite recovery for the expanded Endako operation is based on the information available from a test program carried out by SGS Lakefield and Endako plant production records. A projected molybdenum recovery improvement of 1 ½ % (above the base case estimate of 76%) is expected, due to the increased retention time in new rougher scavenger flotation cells and a further 2 ½ % due to the finer grind size (200 microns) afforded by a new milling circuit.

The tailings storage facility (TSF), which includes the existing Pond No. 1 and the new Pond No. 3 is located approximately 1,500 metres (m) north of the plant. The initial dams for both ponds are in place and will require the on-going increase of the embankment elevation based on the estimated rate of 3 m/year crest raise. The No. 3 Pond is permitted but not in use. Design has been advanced to confirm that sufficient TSF is available for the protected mine life at expanded capacity.

The existing roaster and roaster off gas cleaning systems will be upgraded to process the increased mill concentrate production. Installation of hearth cooling sprays will be employed to provide sufficient cooling and reduce the excess air introduced to the roaster. METSIM modelling has been used to evaluate the revised roaster heat and mass balance and this work indicates that the required roaster capacity can be achieved.

3.1 Interim Phase

Since the new grinding mills are on the project's critical path because of their long delivery times, an interim operational phase is proposed in which all the new equipment, except the grinding mills will be installed in the new building.

In the interim phase, the new equipment installed in the new extension building will be two independent banks of rougher/scavenger cells, a new tailings pumping system, associated equipment such as blowers and pumps, and all necessary ancillary items to operate the rougher and scavenger cells section at the current plant throughput. The interim phase has the advantage of reducing the overall project schedule and freeing the existing rougher and scavenger circuits for removal from the existing concentrator building. This allows the modifications and new equipment installation in the existing building to proceed with minimal interruption to production. The interim phase will operate at the current nominal throughput of 28,000 tpd.

3.2 Environmental

At the present time there are discharge permits in place at Endako as follows:

- Air – The stack discharge which handles off gases generated by the gas fired concentrate dryer and the 21' roaster operation. Current permit limits are 800 m^3/min (dry basis), with particulate limits and SO_2 concentration limits of 229 & 2661 mg/m^3, respectively. It should be noted that in 1999 the air emissions permit volume limit was reduced from 1,270 m^3/min to its present level at the request of Endako. This was done to reduce the annual permit fee and at the time of this amendment the understanding with the Ministry was that the higher 1,270 m^3/min permit volumes could be re-instated in the future.
- Tailings Seepage – there are currently four permitted tailings seepage points associated with the existing tailings dam(s).

Of the remaining secondary air emission permits the secondary crusher and fine ore bin dust collection systems will be shut down on completion of the expansion project. These emission sources will be replaced by a single dust collection system located in the new coarse ore stockpile reclaim tunnel. Discharge from the new system will be within the particulate limit of 229 mg/m^3 and total volume will be less than the combined total of the two systems that will be taken out of service.

The #3 tailings dam will be commissioned as part of ongoing operations and combined with the #1 tailings dam, will have sufficient tailings storage capacity for

the projected 17 year mine life of the expanded operation. Tailings dam #2 will no longer be operated continuously when the Endako expansion project is completed. Tailings lines to the #2 tailings pond will however be maintained to allow intermittent tailing deposition for completion of doming the facility and to compensate for compaction/settling of this dam as part of the closure plan.

The expansion project includes the installation of seepage reclaim pumping systems at seepages ponds A-1 and N-1. Pond A-1 already has sufficient volume to contain the 100 year/24 hour rainfall event with zero discharge; pond N-1 will be expanded by 11,350 m^3 to provide for zero discharge during a 100 year/24 hour rainfall event. There will be zero discharge from both ponds even if their pumps fail during this storm event.

3.3 Capital Cost Estimate

The base case capital costs for the Endako Expansion Project including process plant and infrastructure have been estimated in July, 2007 Canadian dollars, and include no allowances for escalation or exchange rate fluctuations beyond this date. The summary capital cost estimate for the expansion project is presented as follows and reflects an accuracy consistent with a feasibility study with an accuracy of +/- 20% (Table 3.1).

Table 3.1 Capital Cost Summary – 50,000 tpd Expansion

Direct Costs	Amounts ($) CDN
General Site	$3,867,000
Power Distribution	$14,802,000
North Ponds Area	$23,965,000
Fresh Water Supply Area	$1,111,000
Conveyors, Stockpile & Reclaim Area	$16,980,000
Pebble Cone Crusher Building	$3,782,000
Existing Building	$26,062,000
New Mill Building	$138,489,000
Total Direct Costs	$229,058,000
Indirect Costs	
EPCM	$46,000,000
Construction Indirect	$4,327,000
Catering & Camp Maintenance	$4,118,000
Vendor Reps @ 2% of Major Equipment Costs	$2,000,000
Spare Parts @ 5% of Major Equipment Costs	$5,000,000
First Fills	$2,800,000
Freight & Transport @ 6% Major Equipment, 3% Material	$7,620,000
Total Indirect Costs	**$71,865,000**
Contingency 15%	$44,500,000
Project Costs	**$345,423,000**
Mining Equipment Cost	**27,000,000**
Owners Cost	**1,200,000**
Total Cost	**373,623,000**

3.4 OPERATING COST

In general, base case operating costs were estimated based on the July 2007 operating cost data for the existing plant with projected future operating costs based on higher plant capacity and the installation of modern grinding and flotation equipment. The operating costs were escalated to 2008 Canadian dollars based on an increase in labour costs of 4% as per the current labour agreement and 3% escalation on materials. Further allowances for escalation or exchange rate fluctuations have not been made.

The costs for labour, power and most consumables will not be materially affected by variation in the $US/CDN exchange rate.

Fixed and variable operating costs for the expanded operation are estimated at $6.41 per tonne of ore milled as compared to the base case cost of $7.71. The estimated cost reduction of $1.30 per tonne is largely attributable to the dilution of fixed costs at higher capacity.

As a result of the availability of current and actual operating cost information the estimate is considered to have a high degree of accuracy and has been assessed at +/-10%

3.5 FINANCIAL ANALYSIS

The economic analysis of the Endako Expansion Project has been undertaken in Canadian dollars on a discounted cash flow basis using a processing rate of 50,000 tpd, of which 22,000 tpd represents the incremental processing rate that results from implementation of the expansion project. The increase in production from the current rate of 28,000 tpd begins in Q2 2010 with commissioning of the new higher capacity milling circuit. The mining of defined reserves will be completed at the end of 2023. Continued operation beyond 2023 using existing low grade stockpiled ore has not been included in the analysis.

The financial analysis of the expansion project requires consideration of the base case to which it is being compared. Capital requirements to extend the mine life at the current production rate of 28,000 tpd have not yet been committed and some of the capital expenditure items included in the base case will also be required for the expansion project. There are also capital items included in the base case which will not be required should the expansion project proceed.

In order to assess the incremental net present value (NPV) and internal rate of return (IRR) of the expansion project the incremental revenue provided by the project has been defined as follows:

- Molybdenum production resulting from the additional throughput of 22,000 tpd of ore begins in Q2 2010.

- Molybdenum recovery improvement of 4% afforded by the expansion is attributed to total production of 50,000 tpd. Of the improvement, 1 ½ % results on commissioning of the new rougher scavenger system in Q3 2009 and a further 2 ½ % when the new milling circuit is commissioned in Q2 2010. Base case molybdenum recovery is 76%.
- The reduction in unit operating costs resulting from the expansion is attributed to the total production of 50,000 tpd.

Capital costs that are avoided as a result of the expansion, and capital costs that would be incurred in the base case and also incurred by the expansion, are credited as a reduction to the expansion project capital cost in the financial analysis.

The analysis assumes that current molybdenum price levels of approximately US$34/lb will hold into 2008 with a balanced decline to a long term price of US$14/lb in 2012. The analysis assumes that both the base case and the expansion case experience the same molybdenum price trend.

The project cash flow through payback of the investment is shown in Table 3.2 as occurring in 2012, 5.9 years from initial project spending in 2008 and approximately two years after commissioning of the expanded mill facilities.

Table 3.2 Project Cash Flow Through Payback of Investment

	2008	2009	2010	2011	2012	2013
Gross Incremental Revenue	0	2,088,775	126,524,836	147,006,876	120,872,903	120,636,493
Operating Cost	0	19,039	18,051,964	29,134,019	29,306,953	30,241,180
Sustaining Capital	0	0	1,600,000	850,000	4,281,000	15,350,000
Net Incremental Cash Flow	(50,104,140)	(187,899,019)	(5,627,076)	111,270,268	82,279,085	70,049,238
Cumulative Cash Flow	(50,104,140)	(238,003,159)	(243,630,235)	(132,359,967)	(50,080,882)	19,968,357

The incremental IRR and NPV have been calculated using the net incremental cash flow before interest, depreciation and taxes. The Endako Expansion Project yields an IRR 21.3% and has an incremental pre-tax NPV of $125 million above the base case at the assumed molybdenum prices.

3.6 PROJECT RISKS

The following item has been identified as a specific project cost/schedule risk:

- Confirmation of regulatory requirements for environmental permit amendments. Recommend a detailed review of the project with regulatory Agencies.

3.7 CONCLUSIONS

Capital expenditures to complete the Endako Expansion Project over the period 2008 to 2010 are estimated to total $373,623,000 in July 2007 dollars.

Operating costs for the expanded operation over the period 2008 to 2023 are estimated to be $6.41 per tonne milled, in July 2007 dollars.

Incremental financial analysis of the proposed 50,000 tpd Endako Expansion Project relative to the base case 28,000 tpd operation indicates an attractive economic benefit in pursuing the expansion option.

3.8 RECOMMENDATIONS

Mr. Collison, the author of the portions of the report dealing with the Endako expansion, recommends that Thompson Creek carry out further analyses with a view towards implementing the Endako Expansion Project.

4.0 INTRODUCTION

This report has been prepared for Thompson Creek Metals Company Inc. ("Thompson Creek") by K.W. Collison of Thompson Creek, and Gregory Mosher and Anoush Ebrahimi of Wardrop Engineering Inc. ("the Authors").

The purpose of this Technical Report is to support the public disclosure of an evaluation to increase both mine and mill capacity of the Endako mine from the current production level of 28,000 tpd to 50,000 tpd and to support technical disclosure in a short form prospectus.

The Endako mine is an open pit molybdenum mine and concentrator located in Central British Columbia near Fraser Lake about 190 km from Prince George. With the exception of the period from 1982 to1986, the mine has been in continuous production since 1965.

The Endako mine is operated as joint venture (the "Endako Joint Venture") between Thompson Creek Mining Ltd., a subsidiary of Thompson Creek Metals Company Inc. (together "Thompson Creek"), which holds a 75 percent interest and Sojitz Moly Resources, Inc., a Japanese company, which holds the remaining 25 percent interest. Thompson Creek is manager of the Endako Joint Venture. The operation consists of three open pit mines (Endako, Denak East and Denak West), an ore crusher and conveyer system, concentrator, roaster, tailings and containment dams, water and electrical transmission lines, support facilities (offices, maintenance shops and a warehouse) and access roads. Material mined from the open pits is processed on site to produce a molybdenum concentrate, which is roasted on site to produce molybdenum trioxide which is then sold to various customers.

4.1 Sources of Information

The sections of this report dealing with the proposed Endako Expansion Project were prepared under the direct supervision of Kenneth W. Collison, P.Eng., Chief Operating Officer of Thompson Creek. Mr. Collison visited the Endako mine on three separate occasions during the fall of 2007 (September 10-11, October 15-16, and November 13-14). Mr. Collison directly supervised the preparation of a feasibility study by Hatch Ltd. to evaluate the potential for increasing the production rate of the existing Endako operation.

A document entitled "Technical Report on the Endako Mine, British Columbia, Canada", prepared by Gregory Mosher, P.Geo., Senior Geologist, Wardrop Engineering Inc. on May 29, 2007, documents the mineral resource estimate. Mr. Mosher visited the property from July 4 to July 6, 2006.

A Technical Report entitled "Mine Planning and Reserve Estimate, Endako Mines, British Columbia, Canada" was prepared by Anoush Ebrahimi, P.Eng., Ph.D., Senior Mining Engineer, Wardrop Engineering Inc. on August 23, 2007. This report deals with mineral resources and reserves. Mr. Ebrahimi visited the property on June 11-14, 2007.

Notwithstanding anything to the contrary in this Technical Report (including the collective references to the Authors), each of the Authors takes responsibility solely for the sections of this Report that he has prepared (as specified in the Certificates set out in Item 26), and none of the Authors accepts any responsibility or liability for the sections of this Report that were prepared by other parties.

Sources of information are listed in References (Item 23 of this report).

5.0 RELIANCE ON OTHER EXPERTS

This report has been prepared for Thompson Creek Metals Company Inc. ("Thompson Creek") by K.W. Collison of Thompson Creek, and Gregory Mosher and Anoush Ebrahimi of Wardrop Engineering Inc. ("the Authors").

The Authors have relied on the following report for information relating to recommended pit wall slopes: Golder Associates Ltd. (September 13, 2002), Report on a Preliminary Review of Pit Slope Design Parameters for the Proposed Pushback of the South Wall of the Endako Pit, Endako Mines Ltd., British Columbia, for Endako Mines.

6.0 PROPERTY DESCRIPTION AND LOCATION

The property, as defined by mining leases and claims, is 9,010 hectares (ha) in area, and is located about 190 km west of Prince George. UTM coordinates (NAD 83) of the approximate center of the property are: Zone 10, 5990000 North and 360000 East. The equivalent latitude and longitude are 54º02' North latitude, 125º07' West longitude (Figure 6.1).

The property is comprised of a contiguous group of 25 leases and 67 mineral tenures containing multiple claims, as shown in Figure 6.2. The Endako mine property boundaries have been surveyed. The Endako Joint Venture holds a 100% interest in the claims and mineral leases and the property is not subject to any royalties. In addition, surface rights are held to a portion of the mine site area. The mineral leases are subject to annual fees and the mineral claims are subject to exploration expenditure obligations.

The property contains two mineral zones, Endako and Denak, both of which have been exploited by open pits. The property contains processing facilities, waste dumps, and tailings disposal areas, all of which are indicated in Figure 6.1 and Figure 20.1.

The property is not subject to any royalties or other financial encumbrances.

The mining operation is fully permitted for its present operation. Known or anticipated environmental liabilities are covered by a reclamation bond.

Figure 6.1 Endako Location Map


YUKON TERRITORY
NORTHWEST TERRITORIES
BRITISH COLUMBIA
ENDAKO MINE
54°02' N, 125°07' W
Alaska
UNITED STATES
ALBERTA
Edmonton
N
Prince Rupert
Prince George
Quesnel
McBride
Williams Lake
Bella Coola
Lillooet
Squamish
Vancouver
Princeton
Penticton
Kelowna
Golden
Calgary
Pacific
Ocean
Vancouver
Island
United States
0 100 200 300 400
Kilometres
Legend:
Capital city
Town, city
Road
Trans Canada Highway
Figure 4-1
Endako Mine
Omineca Mining Division
British Columbia, Canada
General Location Map

Figure 6.2 Endako Claim Map


Endako Mines
© 2007 Navteq
Image ©2007 TerraMetrics

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Note: Section 7.0 has been reproduced from "Technical Report on the Endako Mine, British Columbia, Canada" by G. Mosher of Wardrop Engineering Inc. dated May 29, 2007 and filed on SEDAR. There has been no material change to this information since that time.

The Endako Mine is located on the Nechako Plateau in central British Columbia, in an area of moderately hilly terrain and at an elevation of about 1,000 m above sea level. The general mine area is forested with some open grassland areas, tree species include a mixture of pine and spruce. The mine is situated about 8 kilometres south of Highway 16 (Yellowhead Highway), 190 kilometres west of Prince George, and 400 km east of Prince Rupert. The mine is connected to the highway by a paved road. Most mine personnel reside in the community of Fraser Lake, about 15 km to the east of the mine. A railway line parallels the Yellowhead Highway. The average summer temperature is 15° Celsius (C); the average winter temperature is -12°C. Annual precipitation is about 60 centimetres. The mine operates year-round and is not unduly affected by climate.

The mine possesses sufficient surface rights and water for all aspects of the operation to satisfy the current mine plan. Electrical power is provided by an 8.5 km, 69 kV power line, from the town of Endako. The power line is owned by B.C. Hydro. Fresh water for the operations is pumped from François Lake located nearby.

8.0 HISTORY

Note: Section 8.0 has been reproduced from "Technical Report on the Endako Mine, British Columbia, Canada" by G. Mosher of Wardrop Engineering Inc. dated May 29, 2007 and filed on SEDAR. There has been no material change to this information since that time.

The Endako deposit was discovered and staked in 1927 and in 1934 a small incline exploration shaft was sunk. Sporadic exploration of the property took place until 1959 at which time the claims were allowed to lapse.

In 1962, the property was re-staked by Endako Mines Ltd. In August 1962, Placer Development Ltd., a predecessor company to Placer Dome Inc., acquired a 75.6% interest in the Property through a joint venture with Endako Mines Ltd. The deposit was explored and developed for production during the period 1962-1965, and production commenced in June of 1965. Production commenced at a rate of 9,000 tonnes per day and by 1980 had been increased to 28,000 tonnes per day. In 1971, Endako Mines Ltd. merged with Placer Development Ltd.

During the period from 1982 to 1986, the mine was closed because of poor demand for molybdenum, although the mine was able to meet demand from inventory. Production resumed in 1986 at a reduced rate; by 1989, production had returned to 28,000 tonnes per day.

In 1997, Thompson Creek Mining Company (75%) and Nissho Iwai Moly Resources Inc. (25%) acquired the property from Placer Dome Canada.

In October 2006, Blue Pearl Mining Ltd. acquired Thompson Creek Mining Company and on May 15, 2007, Blue Pearl changed its name to Thompson Creek Metals Company Inc. (Thompson Creek).

9.0 GEOLOGICAL SETTING

Note: Section 9.0 has been reproduced from "Technical Report on the Endako Mine, British Columbia, Canada" by G. Mosher of Wardrop Engineering Inc. dated May 29, 2007 and filed on SEDAR. There has been no material change to this information since that time.

9.1 REGIONAL GEOLOGY

The Endako deposit is situated within the Intermontane Morphogeological/Tectonic Belt of British Columbia and that is comprised of the of the Cache Creek, Nisling, and Stikine allochtonous terrains. The Cache Creek and Nisling terrains were formed in the western Pacific during Permian to Middle Triassic time (280-230 Ma). The Stikine Terrains is a Carboniferous to Early Jurassic (320-190 Ma), island arc that was formed in the east Pacific. During the Early to Middle Jurassic (190-178 Ma), the two terrains joined to form the Intermontane Belt. Arc-related magmatic activity continued into the Tertiary.

The Endako deposit is hosted by the Endako Quartz Monzonite, a phase of the composite Francois Lake Batholith of Middle to Late Jurassic age. The batholith was emplaced along the northwest-trending boundary between the Cache Creek and Stikine terrains.

9.2 PROPERTY GEOLOGY

The Endako orebody occurs within the Late Jurassic-age Francois Lake Batholith and consists of an elongate stockwork of quartz-molybdenite veins developed within the Endako (quartz monzonite) Phase of the Batholith, and felsic, pre-ore dikes. The Endako quartz monzonite (149 Ma to 145 Ma), is bounded on the south by Francois Granite and on the north by Casey Alaskite and Glenannan Granite. Post-ore basalt and andesite dikes crosscut the quartz monzonite, pre-ore dikes and mineralized stockwork.

The Endako orebody is comprised of a series of major, en-echelon, east-striking, south-dipping veins that collectively form a zone approximately 350 metres in width by 3,300 metres in a north westerly direction. The orebody is divided into segments by three northeast-trending dextral faults, and is bounded on the south by the northwest-trending South Basalt Fault, and the east-trending South Boundary Fault (Figure 9.1).

Three main types of alteration have been recognized: k-feldspar alteration as envelopes and massive lenses, quartz-sericite-pyrite alteration envelope, and pervasive kaolinization.

Figure 9.1 Endako Mine Site Geology


LEGEND
Vein System Central Axis
0.07% MoS Grade Contour
Known
Projected
Northern Boundary of Pyrite Zone
Major Fault
Pre-ore Dikes
Scale
Denak West
Denak East
Denak West Fault
West Basalt Fault
Pyrite Zone
32000N
26000E
Endako West
Endako East
South Basalt Fault
South Boundary Fault
Endako Mine
Omineca mining Division,
British Columbia, Canada
Composite Geological Plan of the 2970 Bench
Showing Major Structural Components
Source: G.D. Bysouth & G.Y. Wong, CIM Special Vol. 46
July 2006

10.0 DEPOSIT TYPES

Note: Section 10.0 has been reproduced from "Technical Report on the Endako Mine, British Columbia, Canada" by G. Mosher of Wardrop Engineering Inc. dated May 29, 2007 and filed on SEDAR. There has been no material change to this information since that time.

The Endako deposits are members of the porphyry molybdenum class, the salient characteristics of which are summarized below (Sinclair, 1995):

TECTONIC SETTING: Subduction zones related to arc-continent or continent-continent collision.

DEPOSITIONAL ENVIRONMENT/GEOLOGICAL SETTING: High-level to subvolcanic felsic intrusive centres; multiple stages of intrusion are common.

AGE OF MINERALIZATION: Archean to Tertiary; Mesozoic and Tertiary examples are more common.

HOST/ASSOCIATED ROCK TYPES: Genetically related intrusive rocks range from granodiorite to granite and their fine-grained equivalents, with quartz monzonite most common; they are commonly porphyritic.

DEPOSIT FORM: Deposits vary in shape from an inverted cup, to roughly cylindrical, to highly irregular. They are typically hundreds of metres across and range from tens to hundreds of metres in vertical extent.

TEXTURE/STRUCTURE: Ore is predominantly structurally controlled; mainly stockworks of crosscutting fractures and quartz veinlets, also veins, vein sets and breccias.

ORE MINERALOGY: Molybdenite is the principal ore mineral; chalcopyrite, scheelite, and galena are generally subordinate.

GANGUE MINERALOGY: Quartz, pyrite, K-feldspar, biotite, sericite, clays, calcite and anhydrite.

ORE CONTROLS: Quartz veinlet and fracture stockwork zones superimposed on intermediate to felsic intrusive rocks and surrounding country rocks; multiple stages of mineralization commonly present.

GENETIC MODEL: Magmatic-hydrothermal. Large volumes of magmatic, highly saline aqueous fluids under pressure strip Mo and other ore metals from temporally and genetically related magma. Multiple stages of brecciation related to explosive

fluid pressure release from the upper parts of small intrusions result in deposition of ore and gangue minerals in crosscutting fractures, veinlets and breccias in the outer carapace of the intrusions and in associated country rocks. Incursion of meteoric water during waning stages of the magmatic-hydrothermal system may result in late alteration of the host rocks, but does not play a significant role in the ore-forming process.

11.0 MINERALIZATION

Note: Section 11.0 has been reproduced from "Technical Report on the Endako Mine, British Columbia, Canada" by G. Mosher of Wardrop Engineering Inc. dated May 29, 2007 and filed on SEDAR. There has been no material change to this information since that time.

Molybdenite, pyrite, and magnetite are the most abundant primary metallic minerals. Minor chalcopyrite and traces of sphalerite, bornite, specularite, and scheelite are also present. Single occurrences of beryl and bismuthinite have been reported. Molybdenite occurs in two types of veins: large veins (up to 1.2 metres wide) contain laminae and fine disseminations of molybdenite; fine fracture-fillings and veinlets of quartz-molybdenite occur as stockworks adjacent to the major veins.

Pyrite is most abundant along the southern margin of the zone of molybdenum mineralization.

12.0 EXPLORATION

Placer Dome drilled 99 holes from 1989 to 1994. The Endako Joint Venture has carried out the following exploration since mine acquisition in 1997:

- 1997: an IP survey and modest diamond drilling program were carried out.
- 2001: five holes for 2,535 ft. (772.7 m) drilled; three in the Water Tank area east of the mine and two in the southeast dump area. An intercept of 0.132% MoS_2 over 10 ft. (3.05 m) in the Water Tank area was recommended for follow up.
- 2002: 14 holes for 5,166 ft. (1,574.6 m) drilled; seven in the south wall of the Endako pit to test below the pit bottom and improve prospects for a pushback. All core was sent for metallurgical tests. 12,200 ft (3,719 m) of pole-dipole IP (N=1 to 4) was done on three lines spaced at 200 ft. (60 m). Lines located 3,000 ft. (915 m) east of the Endako pit.
- 2004: IP chargeability anomaly tested by three holes, 1,581 ft. (482 m) drilled; anomalous but subeconomic MoS_2 was found in two holes. Three holes were drilled in the Denak East pit north wall to fill in the gap in the existing drilling. Grades were near economic.
- 2006: 16,870 ft. (512 m) in 35 NQ surface holes were diamond drilled in January and February 2006. The purpose was to find additional molybdenite resources on the mine Property. Eight holes were collared just west of the north end of the Denak West pit and inclined -60° to 75° to the north. Five holes were drilled north and east of the Denak West pit and seven holes that intersected generally low-grade molybdenite were drilled east of the Endako East pit. A fence of six holes was completed in the Casey Lake area approximately one mile (1.75 km) east of the Endako East pit. Based on the results, a drilling program was recommended for 2007 to better define and locate the mineralization near Casey Lake and west of the Denak West pit.
- 2007: The 2007 exploration program began with an airborne geophysical survey (magnetic gradiometer and gamma ray spectrometer) covering the area immediately within and surrounding the Endako property. This was followed by a soil sampling program which built on historic soil data in the areas immediately east and northwest of the mine. The diamond drilling program, consisting of 35,853 feet of drilling in 66 holes, was designed based on the results of these programs and information from previous drilling. The Casey Zone, a promising target tested extensively in 2006, was the main focus of the 2007 program; 33 holes totaling 20,441 feet were drilled to further test the extents and continuity of mineralization there. Wide-spaced exploratory drilling northwest of the Denak West Pit (7,824 feet in17 holes) was done to test the continuity of mineralization intersected in the area by previous programs (including 2006 drilling).

In 2008, exploration will consist primarily of diamond drilling. The main targets will be the margins of the Denak East and Denak West pits (to fill in areas where mineralization is still open), and the Casey Zone, which is open in several directions and requires more data to adequately define.

13.0 DRILLING

Note: Section 13.0 has been reproduced from "Technical Report on the Endako Mine, British Columbia, Canada" by G. Mosher of Wardrop Engineering Inc. dated May 29, 2007 and filed on SEDAR. There has been no material change to this information since that time.

The resource estimates contained within this report have been estimated upon the basis of assays obtained from 889 core holes (131,000 metres aggregate length, 38,301 assay values) and 176,684 blasthole assays (153,913 in the Endako pit; 22,771 in the Denak pit).

The earliest core holes for which assays are available were drilled in 1967; the latest core holes were drilled in early 2006. The blasthole data covers the full period of mining activity since 1986.

The majority of core holes were drilled at 100-foot (30-metre) intervals on north – south (007° azimuth) sections that were spaced approximately 200 feet (61 metres) apart. About half these holes were drilled vertically, and most of the inclined holes were drilled to the north-northeast at angles of -45° to -60°.

Production blastholes are drilled vertically at 30-foot (9.1-metre) centers, with one assay for each bench, with the assay elevation taken as the toe of the bench. Within the Endako pit area, bench height is 44 feet (13.4 metres); within the Denak pit, bench height is 33 feet (10.1 metres). As the mineralization generally dips to the south at about -45°, the thickness of mineralized intercepts in vertical drill holes exceeds true thickness; however, because a substantial portion of the deposit has been mined, the geometry of the mineralization is well understood, and the relationship between apparent and true thickness has been accommodated in the geological interpretation.

14.0 SAMPLING METHOD AND APPROACH

Note: Section 14.0 has been reproduced from "Technical Report on the Endako Mine, British Columbia, Canada" by G. Mosher of Wardrop Engineering Inc. dated May 29, 2007 and filed on SEDAR. There has been no material change to this information since that time.

The only period of core drilling for which detailed information is available is the 2006 campaign. That program followed industry standards, and included the collection and documentation of geological, geotechnical (RQD and fracture densities), and core recovery data. Specific gravity tests were also conducted on the core. Core was sampled continuously in 10-foot (3.05-metre) intervals. Specific gravity (SG) tests were performed and were in the order of 2.58 to 2.65 in mineralized Endako Quartz Monzonite. The mine uses bulk densities measured in mixed imperial and metric units (0.073 tonnes/ft3) which equates to 2.58 tonnes/m3.

Drill logs exist for predecessor drill programs, but were not examined. Core from these programs was split and sampled continuously in 10-foot increments. Half the core was retained for archival purposes, but over time has been lost.

Samples of blasthole cuttings were collected at the drill site. The pile of cuttings was divided into quadrants and a sample of each quadrant was collected by tube-sampler. The four samples were then composited to form a sample weighing between 5 and 10 kilograms. This composite was submitted to the mine laboratory for analysis

15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1 PREPARATION

In the mine laboratory bucking room, a blasthole sample is poured into a large pan, its tag removed, and the sample reduced by riffle splitting to 700 grams (g) to 1,000 g. The tag is placed with the sample in a small sample pan and placed in the low-grade drying oven for approximately two hours. Wet samples that will not pass through the splitter are handled by splitting the sample bag, retrieving the tag, and taking several cuts for a representative sample. Or, these samples are dumped into a large pan, the tag retrieved and several cuts taken to achieve a representative sample. Very wet samples are dried in large square pans and disaggregated in the jaw crusher before being riffled.

Drill core is crushed in the jaw crusher, riffle split to 700 g to 1,000 g, and placed in a small pan and oven-dried, if necessary.

After drying, the samples in the pans are removed from the oven and placed on the cooling counter in the low grade bucking room.

Small sample bags are numbered with the corresponding number on the sample tag. The tag is slipped into the bag and the bag is placed with the sample.

The samples are cone crushed and riffled again through a smaller riffle to 75 g to 100 g. The samples are pulverized for two and a half minutes using low-grade sample bowls. The sample bowls, rings, and pucks are brushed clean after each sample and are cleaned with dry sand after each sample run.

After being pulverized, the samples are placed in numerical order on a sample tray and delivered to the laboratory for analysis.

15.2 ANALYSIS

Two grams of the sample pulp are placed in a 250 millilitre (mL) beaker. Then 20 mL of potassium chlorate solution is added, the beaker covered, and the mix digested at high heat until orange fumes have dissipated. The beaker is removed from the hotplate; the covers and insides of the beaker are washed, and the beaker is set beside a two-switch plate until dried. It is then removed, and the sides of the beaker

are washed with water; 20 mL of HCl is added and the vessel placed on a three-switch plate to boil for three to five minutes.

The solution is then filtered through #2 fast fold Whatman papers into 200 mL phosphoric flasks containing 25 ml of $AlCl_3$ in solution and washed three times with hot distilled water. The solution is bulked to neck and brought to room temperature. Water is added, the flask is shaken well and the solution analyzed by atomic absorption spectrophotometry (AAS).

The analytical results are recorded digitally and the report is sent to mine engineering by e-mail.

15.3 Quality Assurance/Quality Control

The mine laboratory, operated by Endako employees, uses reference standards prepared from certified standards supported by certificates according to ISO 9002 protocol. The Endako mine laboratory is not an ISO/IEC Guide 43-1 or ISO/IEC Guide 25 accredited mineral laboratory. Sample pulps are periodically sent to outside mineral laboratories for round-robin testing. The author of this section, Mr. Collison, has not reviewed the outside check assay data.

The method of sample preparation and analysis are industry standard, in the author's opinion.

16.0 DATA VERIFICATION

Note: Section 16.0 has been reproduced from Technical Report on the Endako Mine, British Columbia, Canada" by G. Mosher of Wardrop Engineering Inc. dated May 29, 2007 and filed on SEDAR. There has been no material change to this information since that time.

All molybdenum analyses have been carried out in the analytical laboratory at the Endako mine site. Blanks and duplicate samples were not submitted with the samples, but the laboratory employed standards in order to assess and maintain analytical accuracy. The mill and its laboratory are registered with ISO 9001.

In addition, Endako has, at least since 2004, participated in an annual analytical round robin that has been conducted by the Highland Valley Mine. In this test, each participant is given three blind standard samples of molybdenum concentrate and the results obtained are compared with those of other participants who used the same analytical method. For the years 2004 and 2006, for which details are available, the results for the mine are within one standard deviation of the sample mean.

Greg Mosher visited the property between July 4 and July 6, 2006 to examine the site geology, infrastructures, sampling techniques and property access. No samples were collected during the site visit in order to verify the existence of mineralization because the mine has been in operation for over 40 years, and molybdenum is readily observable within the two pits. Additional proof of its existence is considered superfluous.

17.0 ADJACENT PROPERTIES

There are mineral claims staked adjacent to and in the vicinity of the Endako mine by a variety of individuals and companies. Exploration is being carried out on several of these claims but none are being mined.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable, as mining and processing operations have been carried out at Endako since 1965.

Refer to Section 20.2 of this report for a discussion of the metallurgical test work performed in relation to the Endako Expansion Project.

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Note: Section 19.1 has been excerpted from "Technical Report on the Endako Mine, British Columbia, Canada" by Gregory Mosher, P.Geo. of Wardrop Engineering Inc., dated May 29, 2007 and filed on SEDAR.

19.1 MINERAL RESOURCE ESTIMATE

Wardrop estimated the mineral resources for the Endako mine with 3 dimensional block modelling software provided by Gemcom Services Inc. Molybdenum grades were interpolated using both inverse distance squared and kriging interpolation methods. A minimum of three and a maximum of 12 assay values were necessary for a value to be interpolated into a block. Three assays are equivalent to three blastholes or one drill hole. Blocks were interpolated between the excavated surface and a plane at elevation 2002 feet above sea level. All assay values in both the Endako and Denak data sets lie above the 2002-foot elevation.

Resources were classified as Measured, Indicated and Inferred. Measured resources are located within 44 vertical feet (13.4 metres) (one Endako bench height) of the maximum excavation (topographic) surface. Blocks that contained at least 8 composites within an average distance of less than 100 feet were assigned to the Indicated category; all other interpolated blocks within the model were assigned to the Inferred category.

As of April 15, 2007, at a 0.02% Mo cutoff, the Endako and Denak deposits had a combined measured resource of about 138,000,000 tonnes at an average grade of 0.05% Mo; a combined indicated resource of about 354,100,000 tonnes at an average grade of 0.04% Mo; and a combined inferred resource of about 76,200,000 tonnes at an average grade of 0.03% Mo. Since May 1, 2007, the mine has processed approximately 10,370,000 tonnes grading 0.063% Mo from the measured resources.

19.1.1 EXPLORATORY DATA ANALYSIS

DATABASE

Assay files in comma-delimited, electronic format were received for blastholes in the Endako and Denak pits. The Endako file contained 173,680 molybdenum assay values as well as corresponding XYZ coordinate data. Each blasthole is assumed to have been 44 ft in length, and each molybdenum value is assumed to represent the

average of assays collected over the 44-ft length of the blasthole. The file, as received, contained 19,767 duplicate assays. These were removed from the file before it was imported into the Gemcom database.

The Denak blasthole assay file contained 22,995 molybdenum assay values and XYZ coordinates. Bench height in the Denak pit was 33 ft so each assay represents the average of values collected over the assumed 33-ft length of each blasthole. These composite values were also assigned the elevation of the crest of the bench from which they were collected. This file contained 224 duplicate values that were removed before importation into Gemcom.

Data was also received for 889 core holes that were drilled in the vicinity of the two pits including 19 that are located outside the area of the resource estimation. These holes were removed from the database leaving 870 holes with 37,204 corresponding molybdenum assays. There were no duplicate values in this data set. These assays were imported into Gemcom.

Molybdenum grades for all assay values are expressed in percent of MoS_2; measurements of length, of samples, bench heights, etc. are in imperial units of feet. Mass is reported in metric tonnes.

In addition to the blasthole and drillhole databases, Wardrop was provided with a topographic file that represents the maximum excavation surface for both the Endako and Denak pits. This file was imported into Gemcom in dxf format.

Descriptive statistics for the three data sets (Endako, Denak and drill holes) were assembled and corresponding lognormal distribution plots for the Endako and Denak drill hole data are presented in Figure 19.1 and Figure 19.2.

The datasets have near lognormal distributions (Figure 19.1 and Figure 19.2). The Endako data set has the narrowest range of values (0.0 to 2.0 percent MoS_2) and the Denak data set has the greatest range (0.0 to 9.9 percent MoS_2), but both data sets have similar geometric means (0.60 and 0.65 percent MoS_2). The drill hole data set has a range of 0.0 to 8.0 percent MoS_2 but lower arithmetic and geometric means, presumably because a significant number of these holes were drilled outside the confines of both pits and, self-evidently, beyond the limits of the main trends of molybdenum mineralization.

Figure 19.1 Endako Drillhole Assay Lognormal Distribution


Endako Drillhole Assay Lognormal Distribution
Frequency Count
2561
2049
1537
1024
512
0
0
0.000
0.001
0.010
0.100
1.000
10.000
MoS2 %
Software By Gemcom

Figure 19.2 Denak Borehole Assay Lognormal Distribution


Denak Borehole Assay Lognormal Distribution
Frequency Count
6477
5182
3886
2591
1295
0
0
0.000
0.001
0.010
0.100
1.000
10.000
MoS2 %
Software By Gemcom

Capping

The Denak database, as received, contained assays for eight trenches, one of which contained eight percent MoS2 and all the rest of which (68 samples) had values of zero. The credibility of this set of assays is uncertain and they were removed from the database. No other capping of high-grade values was undertaken. The upper portions of cumulative frequency distributions of blasthole and drill hole molybdenum values do not show any significant deterioration, which suggests that a single population of values is present. Historically, block grades but not individual assays were capped at 0.20 percent MoS_2.

Composites

The blasthole assays were received as point data; therefore, compositing was neither possible nor necessary. The drill hole assays were composited to 11-ft lengths – the common denominator between the 44-ft bench height in the Endako pit and the 33-ft height bench height in the Denak pit to produce 37,485 composite values.

19.1.2 Bulk Density

No bulk density measurements were received as part of the dataset. Endako measures mass in metric tonnes but all linear and volumetric measurements are in feet and cubic feet respectively; therefore, density is expressed in units of tonnes/cubic foot. Tonnage factor, the reciprocal of density, used by Endako is 13.7 cubic ft/t, which is a value that has been derived over the mine's operating life. This converts to a density of 2.58, or 0.073 t/ft^3. This tonnage factor was used in the current estimate.

19.1.3 Geological Interpretation

No geological solid was developed for either the Endako or Denak Zone: although mineralization in the Endako pit area occurs within a relatively discrete zone, vein and fracture orientations within this zone are highly variable and cannot be meaningfully modelled. Mineralization within the Denak pit area is more irregularly distributed than within the Endako zone, and therefore is less amenable to representation by a geological solid.

The approach taken in this estimate was simply to construct block models for the Endako and Denak zones that were sufficiently large to contain all sample points. The blocks within these models were assigned a uniform rock code and grades were interpolated into all blocks that met the criteria of the interpolation process. These are described below.

19.1.4 SPATIAL ANALYSIS (VARIOGRAPHY)

Variographic analysis of the spatial correlation of molybdenum assay data was carried out for separate populations of Endako and Denak blasthole assays. Variography of drill hole assays was not performed as the drill hole assays constitute a relatively minor proportion (17 percent) of the overall dataset. Analysis was done using GeoAccess software and a single-structure spherical model. This program gives the orientation of structures in the XY (strike), YZ (dip) and XZ (plunge) planes. These are un-rotated values and are entered into Gemcom as azimuth-dip-azimuth. Values are tabulated below (Table 19.1).

Table 19.1 Variography Measurement

Zone	C0	C1	Azimuth X	Dip X	Range X	Azimuth Y	Dip Y	Range Y	Azimuth Z	Dip Z	Range Z
Endako	0.44	0.56	120	0	190	210	-55	170	120	0	125
Denak	0.58	0.42	10	0	180	110	-90	160	10	0	140

19.1.5 RESOURCE BLOCK MODEL

Six block models were constructed, three each for the Endako and Denak Zones: Kriged, Inverse Distance Squared (ID^2), and Nearest Neighbour (ID^5). Parameters are tabulated below (Table 19.2).

Table 19.2 Block Model Summary

Axis	Origin	Block Size (m)	Columns	Rows	Levels
Endako Block Model					
X	24000	50	160	70	140
Y	28000	50			
Z	3542	11			
Denak Block Model					
X	20000	50	140	130	120
Y	31500	50			
Z	3542	11			

19.1.6 INTERPOLATION PLAN

A minimum of three and a maximum of 12 assay values were necessary for a value to be interpolated into a block. Three assays are equivalent to three blastholes or one drill hole. Blocks were interpolated between the excavated surface and a plane at elevation 2002 ft above sea level. All assay values in both the Endako and Denak data sets lie above the 2002-ft elevation.

19.1.7 MINERAL RESOURCE CLASSIFICATION

Resources were classified as measured, indicated, and inferred. Measured resources are located within 44 vertical feet (13.4 metres) (one Endako bench height) of the maximum excavation (topographic) surface. Blocks that contained at least eight composites within an average distance of less than 100 ft were assigned to the Indicated category and all other interpolated blocks within the model were assigned to the Inferred category.

19.1.8 MINERAL RESOURCE TABULATION

The ID^2 resource estimates as of April 15, 2007 for the Super Pit (combined Endako + Denak Zones) as well as for the individual Endako and Denak Zones are presented in Table 19.3. While three interpolation methods were used, ID^2 is taken as the standard; the other two methods are used as an assessment of reasonableness of the ID^2 estimate. Grade thresholds are expressed in percent molybdenum. Mo was calculated from MoS_2 according to the relationship: Mo = MoS_2 x 0.59948.

Table 19.3 Inverse Distance ^{2} Resource Estimate Summary

Class	Cutoff Mo%	Tonnes	Mo%	Contained Mo lb
Measured	> 0.02	138,000,000	0.050	152,200,000
Indicated	> 0.02	354,100,000	0.040	311,800,000
Measured + Indicated	> 0.02	492,100,000	0.043	463,900,000
Inferred	> 0.02	76,200,000	0.033	56,200,000
Measured	> 0.03	108,000,000	0.057	135,500,000
Indicated	> 0.03	223,200,000	0.049	239,300,000
Measured + Indicated	> 0.03	331,200,000	0.051	374,800,000
Inferred	> 0.03	36,300,000	0.043	34,300,000
Measured	> 0.04	78,200,000	0.065	112,500,000
Indicated	> 0.04	132,800,000	0.058	170,300,000
Measured + Indicated	> 0.04	211,000,000	0.061	282,800,000
Inferred	> 0.04	16,200,000	0.053	19,100,000

19.1.9 VALIDATION

On a global basis, results for the kriged and ID^2 and ID^5 interpolations are similar. In the absence of a geological model, a comparison of "goodness of fit" of the block model with the geological model is obviously not possible.

19.2 MINERAL RESERVE ESTIMATE

For details concerning the 28,000 tpd mining schedule please refer to “Mine Planning and Reserve Estimate, Endako Mines, British Columbia, Canada”, by A. Ebrahimi, P.Eng. of Wardrop Engineering Inc., dated August 23, 2007 and filed on SEDAR. This section 19.2 provides more detail regarding the expanded 50,000 tpd operation. All dollar amounts are Canadian unless otherwise noted.

19.2.1 SUMMARY

Previous block models developed by Endako separated the deposit into two separate models, namely Endako and Denak. The resource model developed by Wardrop merged the two block models into one, forming a single block model that included both Endako and Denak. That single block model has been used for the open pit optimizations and mine design.

The open pit optimizations have been carried out using the Whittle program and 2006 operating costs from Endako records, and open pit wall slope angles developed by Golder Associates Ltd. A set of optimum pit shells was prepared for molybdenum prices that ranged from a low of US$ 2.50/lb to a high of US$ 12.50/lb in increments of US$ 0.50/lb. A total of 21 pit shells were created.

The size of the mine increases with the molybdenum price. This increase starts with the US$ 7.50 pit and continues to the US$ 12.50 pit. The US$ 10.0/lb pit shell was chosen for final pit design. Ramps and safety berms were designed in detail.

Production scheduling has been carried out for two different scenarios: (a) the current mill capacity of 28,000 tpd; and (b) the 50,000 tpd expansion plan. The mine life using the current milling rate is estimated to be 27 years and under the expanded operation is estimated at 17 years. In both scenarios, in order to boost the ore grade for first few years, part of low grade ore is scheduled to be stockpiled and used later.

There are unknown additional amounts of low-grade stockpiled material that have accumulated during 40 years of previous operations that can potentially be sent to mill, but due to lack of adequate information, have not been included in this design. The Endako Super Pit contains 276 million tonnes of ore at an average grade of 0.050% Mo. The stripping ratio is 0.52 waste:ore. There is enough space available adjacent to the mine for safely dumping 142 million tonnes of waste that will be mined over the life of the mine.

Table 19.4 summarizes the mineral reserves of the Endako Super Pit. Note that the reserve is calculated based on topography dated April 2007. Since that time there have been 13 months of mining.

Table 19.4 Mineral Reserves as of April, 2007

	Tonnes	Mo %	MoS_2 %
Proven	112,000,000	0.05	0.088
Probable	164,000,000	0.05	0.082
Total Proven & Probable	**276,000,000**	**0.05**	**0.085**

A small amount of recoverable ore, which is located under current facilities such as offices and the pit shop, is excluded from this design. At the end of the mine life, it may be possible to mine this ore.

The block model shows several patches of recoverable ore to the north of the Denak pit. They are also excluded from this design. It is recommended to do infill drilling in this area. It may become necessary to revise the design for the north part of the Denak pit to expand the pit in that area.

19.2.2 PIT DESIGN

The pit design has been done in several stages. In the first stage, the updated block model and latest operating costs were used to design optimized pits for a range of molybdenum prices. The US$10/lb optimized pit shell was then selected and used to do detailed pit design and production scheduling.

INPUT FOR PIT OPTIMIZATION

The following sections provide information about the data that was used in the pit optimization process. Please note that the same input for pit optimization was used in both the 28,000 and 50,000 tpd cases. Section 19.2.10 and Section 19.2.11 discuss the mining Capital and Operating Costs for the 50,000 tpd project.

MINING OPERATING COST

For this study, 2006 mining operating costs were used. Table 19.5 shows the major mining costs for the Endako pit. These costs are based on the existing operation and are provided by Thompson Creek. Based on its elevation, the ore may be hauled either to the in pit crusher or to a second crusher outside the pit close to the mill. Haulage cost varies on the distance between the mining face and crusher. The cost of operating the in pit conveyor is included in the processing costs. The Denak pit processing costs are higher due to higher conveying cost.

Table 19.5 Mining Cost Criteria – Endako Pit

Mining Cost	$/tonne Mined
General Services	0.140
Electrical Services	0.055
Drilling	0.075

Blasting	0.150
Loading	0.270
Sub-total	0.690
Haulage	Varies
Total Mining Cost	Varies

The total mining costs for the Endako pit, based on rock types and elevation, are shown in Table 19.6. In the Endako pit, the ore mining costs vary between $1.148/tonne (t) and $1.761/t. The waste mining costs vary between $1.134/t and $2.133/t. Open pit maintenance costs are included in the mining cost.

Table 19.6 Total Mining Cost by Bench – Endako Pit

Bench	Ore CDN$/t	Waste CDN$/t	Bench	Ore CDN$/t	Waste CDN$/t
3454	1.511	1.134	2794	1.242	1.701
3410	1.486	1.159	2750	1.200	1.755
3366	1.461	1.184	2706	1.171	1.609
3278	1.411	1.234	2618	1.148	1.745
3234	1.436	1.259	2574	1.217	1.812
3190	1.461	1.284	2530	1.267	1.882
3146	1.486	1.309	2486	1.321	1.949
3102	1.489	1.336	2442	1.384	2.016
3058	1.490	1.373	2398	1.446	2.083
3014	1.514	1.419	2354	1.509	2.093
2970	1.507	1.440	2310	1.572	2.103
2926	1.430	1.559	2266	1.635	2.113
2882	1.377	1.613	2222	1.698	2.123
2838	1.329	1.659	2178	1.761	2.133

The in pit crusher eventually will be moved to the Denak pit area. As a result of this crusher relocation, the average haulage distance in the Denak pit is calculated to be shorter than the Endako pit. The Denak pit mining unit costs are lower than the Endako pit.

Table 19.7 shows the mining costs for ore and waste by bench in the Denak pit. The ore mining costs vary between $1.075/t and $1.643/t. The waste mining costs vary between $1.325/t and $2.000/t. Open pit maintenance costs are included in the mining cost.

Table 19.7 Total Mining Cost by Bench – Denak Pit

Bench	Ore CDN$/t	Waste CDN$/t	Bench	Ore CDN$/t	Waste CDN$/t
3465	1.290	1.325	2871	1.114	1.717
3432	1.290	1.325	2838	1.095	1.618
3399	1.290	1.325	2805	1.075	1.661
3366	1.290	1.325	2772	1.109	1.711
3300	1.290	1.325	2739	1.143	1.756

Bench	Ore CDN$/t	Waste CDN$/t	Bench	Ore CDN$/t	Waste CDN$/t
3267	1.290	1.325	2706	1.177	1.791
3234	1.290	1.325	2673	1.210	1.814
3201	1.290	1.403	2607	1.296	1.843
3168	1.290	1.416	2574	1.339	1.862
3135	1.270	1.434	2541	1.382	1.882
3102	1.251	1.459	2508	1.425	1.901
3069	1.231	1.490	2475	1.468	1.921
3036	1.212	1.504	2442	1.511	1.940
3003	1.192	1.585	2409	1.544	1.955
2970	1.173	1.621	2376	1.577	1.970
2937	1.153	1.652	2343	1.610	1.985
2904	1.134	1.681	2310	1.643	2.000

MILLING AND OTHER OPERATING COSTS

Table 19.8 and Table 19.9 show the milling, maintenance, and administration costs for the Endako pit and the Denak pit, respectively. These are historical costs provided by Thompson Creek. The molybdenum concentrate, is roasted in a follow up process. The cost of roasting, transportation, and commissions are all included as selling costs in the optimization model.

Table 19.8 Milling and Other Operating Costs – Endako Pit

Costs ($CDN)		
Milling Cost	$/t milled	3.200
Plant Maintenance	$/t milled	0.250
Administration	$/t milled	1.000
Total On Site Costs	**$/t milled**	**4.450**
Oxide Production	$/lb Mo	0.490
Transportation	$/lb Mo	0.180
Commissions	$/lb Mo	3% of the price

Table 19.9 Milling and Other Operating Costs – Denak Pit

Costs ($CDN)		
Milling Cost	$/t milled	3.334
Plant Maintenance	$/t milled	0.250
Administration	$/t milled	1.000
Total On Site Costs	**$/t milled**	**4.584**
Oxide Production	$/lb Mo	0.490
Transportation	$/lb Mo	0.180
Commissions	$/lb Mo	3% of the price

OVERALL PIT SLOPE

Pit slopes were based on the Golder Associates Ltd. report dated September 13, 2002 (updated in 2007). The wall slopes change based on zone and azimuth of the wall. In the Endako pit, there are three different zones. Wall slopes in the Endako pit vary between 40 to 55 degrees. The wall slopes in the Denak pit depend on the wall's azimuth and vary between 40 and 49 degrees.

There are several waste dumps adjacent to the current pit. A wall slope of 37 degrees is assigned within dumped material only. Where these waste dumps are sitting close to the pit limits, they must be pushed back from the crest.

Figure 19.3 illustrates different geotechnical zones.

Figure 19.3 Geotechnical Zones


Rden – Denak, Red
R55 - Yellow
R37 – Waste dumps
R49 - Green
R40 – Light blue

Table 19.10 and Table 19.11 summarize the slope sets for wall sectors of the Denak and Endako pits as received by email from Al Chance, Golder Associates, on March 9, 2007.

Table 19.10 Summary of Denak Pit Recommended Inter Ramp Angels

Sector Azimuth	Recommended Inter-ramp Angle (degrees)
351° to 109°	49
110° to 170°	45
171° to 289°	49
290° to 350°	40

Table 19.11 Summary of Endako Pit Recommended Inter Ramp Angels

Sector Azimuth	Recommended Inter-ramp Angle (degrees)
205° to 119°	55
120° to 170°	49
171° to 204°*	55

**Except for 40° in the hanging wall of the southeast fault and 49° in the hanging wall of the west pit fault*

RECOVERIES AND DILUTION

Molybdenum milling recovery is 78 percent and roasting plant recovery is 99.7 percent. The block model size for pit optimization is 50 x 50 x 33 ft. Blocks contain only one parcel, either ore or waste; therefore, internal dilution is included inside the blocks. The sizes of these blocks are mineable with minimum dilution. Mining recovery is assumed to be 100 percent and no dilution is calculated outside of the mineable blocks (Table 19.12)

Table 19.12 Milling and Mining Recoveries

Operating Perimeters	
Milling Recovery	78.0%
Oxide Recovery	99.7%
Mining Recovery	100.0%
Mining Dilution	0.0%

MOLYBDENUM PRICES

Pit optimizations were performed for a range of molybdenum prices, from US $2.50/lb to US $12.50/lb, increasing by increments of US $0.50/lb. The current price (December 2007) is about US $32.00/lb. Since May 2004, the price of molybdenum has remained consistently above US $15/lb.

19.2.3 Block Model Preparation

For pit optimization, the block size was changed to 50 x 50 x 33 ft from 50 x 50 x 11 ft as used in the resource estimation. The mining costs and geotechnical data differ between the two pits. A number of attributes have been added to the block model to enable modeling the variation of costs and geotechnical criteria. To distinguish between the Endako and Denak pits, four different codes were assigned to the block model. These were ore Endako (OE), waste Endako (WE), ore Denak (OD) and waste Denak (WD). These codes were used to calculate the tonnage of ore and waste in different pits.

There were originally two separate block models for the two mining areas, Endako and Denak. Previous studies showed that the Endako and Denak pits will merge in the first few years of development. By merging these two pits, a bigger pit will form that has simply been named the Super Pit. By merging these two models, a single block model has been generated. Pit optimizations have been completed for the Super Pit.

Figure 19.4 shows the border between the Endako pit and the Denak pit. The Denak pit is north of 31600N and west of 26200E.

Figure 19.4 Border between Endako and Denak Pits


DENAK
ENDAKO
31400 N
31200 N
31000 N

In Pit Dumps

In the past, both waste rock and low-grade ore have been placed inside the pit (as shown in Figure 19.4). Part of this material was used to build an internal ramp in the

eastern part of the Endako pit. The cost of removing dumps from the pit is assumed to be 60% of the waste mining cost per equivalent bench. Table 19.13 shows the tonnage of in pit dumps.

There are other waste dumps close to the existing pit. With a new expansion part or all of those dumps must be removed. A 37-degree wall slope has been assumed for dumps only. In detailed design, all the waste dumps must be pushed back from the crest of the pit to prevent any run-out incidents.

Table 19.13 In Pit Dumps

In-pit Dumps	Tonnes
Ramp East	6,601,000
Between Denak and Endako Pit	21,475,000
Total	28,076,000

Figure 19.5 Location of In Pit Dumps


DENAK
In-Pit-Dump
N
ENDAKO
In-Pit-Dump

TOPOGRAPHY

Topography of the region consists of large open valleys and small hills with moderate slopes. The highest elevation is located north of the mill and it is 3560 feet (1085 m) above sea level. The lowest elevation, that is the bottom of Endako pit, is 2450 feet (746 m) above sea level.

Thompson Creek provided a digital model of the regional topography with 10 ft contouring dated August 2006. A topography map showing the original ground

elevations was used to model dumps that have been accumulated during the past 40 years of mining activities.

A mined-out topography provided by Thompson Creek, dated March 31, 2007, was used to update the topography.

SPECIFIC GRAVITY

Specific gravity for both ore and waste is 2.58 tonnes per cubic metre (t/m^3) or 0.073 tonnes per cubic foot (t/ft^3). One cubic metre equals 35.31 cubic feet. The broken rock specific gravity was modelled at 1.98 t/m^3, equivalent to 0.056 t/ft^3.

19.2.4 PIT OPTIMIZATION RESULTS

An optimization model was built for the entire Endako deposit named the Super Pit using the most updated block model (2006). Using a range of molybdenum prices, 21 optimized pit shells have been created for the Super Pit.

With an average molybdenum price of US$10.00/lb, the model indicates that the mine can produce for slightly over 27 years at the current processing rate. Please note that the results shown in this section are optimized pit shells and do not include the effect of operational constraints. Due to the building of haul roads and other in pit structures, the stripping ratio will increase.

The pit optimization shows a significant improvement in mine life for the Endako resource compared to the current mine plans. At a molybdenum price of US$5.00/lb, the remaining mine life for the Super Pit is 1.66 years considering the current milling rate of 10,220,000 tonnes per year. The results show that the mine life is very sensitive to price changes. A price change from US$7.50/lb to US$10.00/lb adds 155 million tonnes of ore.

For a molybdenum price of US$10.00/lb, there are 265 million tonnes of ore at an average grade of 0.087% of molybdenite (MoS_2) that can be profitably mined. At US$12.50/lb, this increases to 402 million tonnes of ore and 39 years of mine life (Table 19.14). The average grade decreases as the molybdenum price increases. The average economic grade for US$5.00/lb of molybdenum is 0.161% MoS_2 and for US$12.50/lb, the average economic grade is 0.076% MoS_2.

Table 19.14 Super Pit Optimization Results

Molybdenum Price (US$/lb)	Ore + Waste (t)	Ore (t)	MO S2 (%)	Waste (t)	Strip Ratio	Mo Mined
2.5	557,975	483,808	0.391	74,167	0.15	2,450,692
3	1,299,375	1,108,140	0.308	191,235	0.17	4,422,079
3.5	2,848,450	2,367,448	0.249	481,002	0.20	7,733,732
4	5,750,360	4,564,258	0.213	1,186,102	0.26	12,797,271
4.5	10,728,713	8,278,408	0.187	2,450,305	0.30	20,353,658

Molybdenum Price (US$/lb)	Ore + Waste (t)	Ore (t)	MO S2 (%)	Waste (t)	Strip Ratio	Mo Mined
5	**21,961,968**	**16,632,165**	**0.161**	**5,329,803**	**0.32**	**35,252,590**
5.5	41,589,845	29,107,320	0.146	12,482,525	0.43	55,838,398
6	59,612,960	43,707,153	0.134	15,905,807	0.36	76,428,331
6.5	80,980,350	60,724,483	0.124	20,255,867	0.33	98,574,578
7	104,452,590	79,214,988	0.116	25,237,602	0.32	120,914,839
7.5	**161,904,353**	**110,124,080**	**0.109**	**51,780,273**	**0.47**	**158,562,865**
8	200,811,765	139,825,400	0.104	60,986,365	0.44	189,809,625
8.5	232,492,590	165,027,363	0.099	67,465,227	0.41	214,168,915
9	286,481,140	201,449,848	0.094	85,031,292	0.42	249,993,592
9.5	323,546,273	231,822,525	0.091	91,723,748	0.40	276,428,513
10	**364,243,660**	**265,247,675**	**0.087**	**98,995,985**	**0.37**	**303,960,114**
10.5	399,155,378	294,279,948	0.084	104,875,430	0.36	326,702,335
11	436,511,983	324,408,178	0.082	112,103,805	0.35	349,337,087
11.5	469,379,955	351,123,190	0.08	118,256,765	0.34	368,449,860
12	503,071,360	378,293,438	0.078	124,777,922	0.33	386,992,040
12.5	534,656,155	402,240,713	0.076	132,415,442	0.33	403,156,404

*Please note that this table shows tonnage of optimized pit. The final pit has slightly different tonnage and grade due to smoothing the walls, adding ramps and detailed design.

19.2.5 DETAILED PIT DESIGN FOR SUPER PIT

The US$10/lb pit shell was used to produce the final detailed pit design. In this design, the existing pit configurations such as bench height and face angles were used wherever possible.

The bench height in the Endako pit is 44 feet and in Denak pit it is 33 feet. For the Super Pit, because the two pits are merging, a 44 foot bench height was used for the entire pit. To control dilution and to mine selectively, it is possible to reduce the bench size in ore wherever it is needed. In the final walls, two 44-foot benches can merge and form a single bench with 88-foot height. At the south end of the Endako pit, where the rocks are weak, the bench height must stay at 44 feet. The minimum berm width is 26 feet. The bench face angles vary between 65 and 78 degrees. Roads are designed for two-directional operation in the majority of areas. The total width of roads including ditch and berm is 110 feet. This is more than adequate for haul trucks up to 230 t capacity. The gradient of the road is generally 10%. In the bottom of the pit, where there is little room for activity, the road width is reduced to one lane and its gradient increased to 12%. Table 19.15 shows the summary of pit criteria.

Figure 19.6 shows the final pit.

Table 19.15 Pit Design Criteria

Pit Design Criteria	
Bench Face Angle	65 to 78 degrees
Bench Height	44 feet *
Berm Width	26, 29, 32, 41 feet
Inter-ramp Angles	40, 45, 49, 55 degrees
Road Width	110 feet for double lane; 84 feet for single lane
Road Gradient	10%

* In order to become more selective and to reduce dilution, the bench height can be reduced to 22 feet in ore.

Figure 19.6 Final Pit



Table 19.16 summarizes the mineral reserves. The final pit mines 56% of the measured and indicated mineral resource.

Table 19.16 Mining Reserves

	Tonnes	Mo %	MoS_2 %
Proven	112,000,000	0.05	0.088
Probable	164,000,000	0.05	0.082
Total Proven & Probable	**276,000,000**	**0.05**	**0.085**

19.2.6 MINING AND PROCESSING SCHEDULE USING DETAILED PIT DESIGN

Production scheduling has been carried out for two periods of mill operations. The first period is when the mill is processing 28,000 tonnes/d ore. The second period is when the mill expansion project is finished and it is running at a rate of 50,000 tonnes/d. The mill is planned to be expanded by April 2010.

Using topography dated April 2007, mine plans for the first seven years of mine life have been designed. Different mine plans were examined to optimize the operation.

Constraints for scheduling in first few years are:

- relocating the in pit crusher and constructing the new conveyor line
- time requirements to buy new equipment
- in pit waste dumps.

Due to the lack of development in previous years, there is not enough high-grade ore available in the Endako pit for the next two years. With the current situation and without any significant development, there are about 20 months of high-grade ore available in Endako. To mine the rest of the high-grade ore from the Endako pit, substantial development is needed. Because there is not enough equipment available to do so, the plan is to move to the Denak pit after the first 20 months of operation. By that time, the in pit crusher must be moved to a new place, and the new conveyor line must be built and ready to operate.

For the first three years prior to mill expansion, in order to maximize cash flow, the grade has been improved by stockpiling the low-grade ore. The low-grade stockpile then is used gradually whenever it is needed and it improves the overall grade. At the end of the mine life, the mill will be fed only low-grade ore from this stockpile.

There are many low-grade stockpiles from previous mining activities that can be used to enhance the feed grade; however, there is limited knowledge of these stockpiles. It is strongly recommended to measure both the grades and tonnages of these stockpiles. This knowledge then can help supplement mine production.

Table 19.17 shows the project production schedule for the Super Pit assuming that as noted earlier, its production increases to 50,000 tpd in April 2010.

Table 19.17 Super Pit Production Schedule

Period (Year)	Ore (Proven and Probable)																		Waste Mined			
	Mined			Stockpiled			Sent to Mill from Mine			Sent to Mill from Stockpile			Total Ore Milled			Inferred materials						
	Tonnes	MoS_2 (%)	Mo (%)	Tonnes	MoS_2 (%)	Mo (%)	Tonnes	MoS_2 (%)	Mo (%)	Tonnes	MoS_2 (%)	Mo (%)	Tonnes	MoS_2 (%)	Mo (%)	Tonnes	MoS_2 (%)	Mo (%)	Loose (t)	Solid (t)	Total Waste (t)	Total Operation (t)
2007*	15,738,800	0.095	0.057	5,518,800	0.069	0.042	10,220,000	0.110	0.066	-	-	-	10,220,000	0.110	0.066	4,015	0.059	0.035	1,068,760	1,401,235	2,474,010	18,212,810
2008	14,460,022	0.094	0.056	4,240,022	0.063	0.038	10,220,000	0.107	0.064	-	-	-	10,220,000	0.107	0.064	26,097	0.059	0.035	1,934,240	2,127,950	4,088,287	18,548,309
2009	12,926,292	0.102	0.061	2,706,292	0.057	0.034	10,220,000	0.114	0.068	-	-	-	10,220,000	0.114	0.068	-	-	-	3,150,840	4,803,947	7,954,787	20,881,079
2010	17,202,267	0.093	0.056	3,202,267	0.056	0.034	17,202,267	0.093	0.056	-	-	-	14,000,000	0.101	0.061	-	-	-	5,215,980	8,630,242	13,846,222	31,048,489
2011	17,113,937	0.087	0.052	-	-	-	17,113,937	0.087	0.052	886,063	0.063	0.038	18,000,000	0.086	0.051	2,007	0.130	0.078	3,632,860	10,527,330	14,162,197	31,276,134
2012	17,123,974	0.086	0.052	-	-	-	17,123,974	0.086	0.052	876,026	0.063	0.038	18,000,000	0.085	0.051	26,097	0.061	0.036	5,488,560	7,048,332	12,562,989	29,686,963
2013	17,071,779	0.085	0.051	-	-	-	17,071,779	0.085	0.051	928,221	0.063	0.038	18,000,000	0.084	0.050	78,292	0.059	0.036	1,561,560	9,419,190	11,059,042	28,130,821
2014	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048						11,000,000	29,000,000
2015	18,000,000	0.080	0.048				18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048						11,000,000	29,000,000
2016	18,000,000	0.080	0.048				18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048						10,000,000	28,000,000
2017	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048						9,000,000	27,000,000
2018	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048						9,000,000	27,000,000
2019	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048						7,000,000	25,000,000
2020	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048						7,000,000	25,000,000
2021	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048						7,000,000	25,000,000
2022	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048	-	-	-	18,000,000	0.080	0.048						4,949,224	22,949,224
2023	2,239,595	0.080	0.048	-	-	-	2,239,595	0.080	0.048	12,977,071	0.063	0.038	15,216,666	0.065	0.039						0	2,239,595
Total	275,876,666	0.08443	0.051	15,667,381	0.06273	0.038	263,411,552	0.08538	0.051	15,667,381	0.06273	0.038	275,876,666	0.084	0.050	2,848,642	0.066	0.040	38,185,841	103,741,576	142,096,758	417,973,424

*Note: Year 1 is not a calendar year but is the period from April 2007 to March 2008. Other years should be considered on a similar basis.

19.2.7 CUTOFF GRADE CALCULATIONS

The milling cut-off grade was calculated at 0.042% MoS_2 (0.025% Mo) using a molybdenum price of US $10/lb, 77.80% overall recovery, and a processing cost of $4.45/tonne. The process operating cost includes general and administration. The assumed exchange rate is 0.87 $US/$CDN. This cut-off grade was used for pit reserve calculations. All blocks less than this grade have been calculated as waste.

19.2.8 WASTE DUMPS FOR THE OPEN PIT

There are two types of waste rocks in pit area: waste which has not yet been blasted and is therefore unbroken; and blasted waste which is in the dumps shown in Figure 19.7. To build the ramps and to reduce the haulage costs during previous years of operation, 28 million tonnes of waste rock have been dumped into both the Denak and the Endako pits. Also, there are many waste dumps close to the edge of the current pits. About 10 million tonnes of these waste dumps also must be removed to allow enough room for expansion. All together, by the end of the mine life, a total of 142 million tonnes of waste rock will be mined. With the average specific gravity of 1.6 t/m^3 for broken rock, 89 million m^3 of storage volume is required to place the waste rock. Plenty of space to the north of the Endako pit and east of the Denak pit are available, but these areas are reserved for tailings pond expansion. This area can easily be accessed from the saddle. Most of the waste rock is mined at the higher elevations, especially in the Endako pit. To reduce mining costs, the majority of the waste dumps adjacent to the current pit can be pushed away from the pit edge using bulldozers instead of being hauled to another location by dump trucks.

To calculate the proper volume and find the appropriate location, a preliminary waste dump design has been completed. This provides storage for about 142 million tonnes of waste rock. Based on information obtained from the existing waste dumps, the angle of repose for the design has been set at 37 degrees.

Figure 19.7 shows a general view of the waste dumps for the mine. In some areas, natural barriers will be used to provide safe locations for access roads and mining facilities, and rock barriers will be constructed to provide safety zones where required.

Figure 19.7 Waste Dumps for Super Pit


WD
Tailing Pond #3
Denak Pit
WD
WD
WD
Endako Pit
Mill
WD

There are many old waste dumps adjacent to the pit crest. By expanding the pit limits, there may be a potential for run off incidences that must be prevented. A detailed geotechnical analysis of the stability of these dumps will help to identify any areas of potential hazard.

19.2.9 MINE DESIGN CONCLUSIONS

The Endako Super Pit contains 276 million tonnes of ore at an average grade of 0.050% Mo. The average stripping ratio is 0.52 waste:ore.

Considering an expansion for the mill from 10.2 million tonnes/year to 18 million tonnes/year starting in April 2009, the mine life is calculated to be 17 years.

There is enough space available close to the mine for dumping safely 142 million tonnes of waste that will be mined for this expansion.

A small amount of recoverable ore, which is located under current facilities such as offices and the pit shop, is excluded from this design. At the end of the mine life, it

may be possible to mine this ore. A significant tonnage of stockpile ore has also been excluded from the production schedule.

The block model shows several patches of ore to the north of the Denak pit. They are excluded from this design. It is recommended to do infill drilling in this area. It may become necessary to revise the design for the north part of Denak pit to expand the pit in that area.

It is strongly recommended to develop a robust procedure for grade control based on a detailed study. This will help to enhance the mined grades.

19.2.10 MINING EQUIPMENT AND MANPOWER SITUATION

Wardrop Engineering Inc. has evaluated the operating practices and equipment fleet of the Endako mine. The following sections deal with the manpower and equipment requirements considered necessary to expand the daily tonnage to achieve and maintain an annual ore production of 18,000,000 tonnes to the end of 2022. There will also be a total of 9.0 million tonnes to be recovered from various stockpiles during the year 2023. This ore is not presently in stockpiles and will be produced during future mining. None of the currently stockpiled ore is included in this study.due to the uncertainty of its grade.

PRESENT MINING SITUATION

The average age of the four electric cable shovels is 28 years; the bench drills average over 30 years and the haul trucks over 15 years.

It is necessary to increase mill throughput because of an anticipated decrease in ore grade and this necessitates the purchase of a significant amount of new equipment. This will permit increased waste stripping to allow continued mining of the Endako pit, while avoiding potential ore production shortages resulting from the breakdown of aging equipment.

Mining of the Denak pit will result in shorter haul distances and an improved production situation for several years, but the deteriorating condition of the production fleet is likely to result in a steadily worsening situation if new equipment is not purchased.

NEW EQUIPMENT

The new equipment proposed considers Endako mine experience with other equipment provided by various suppliers, size suitability, operating and maintenance personnel requirements, and in the case of shovels, mobility.

The truck size that is being recommended is approximately 20% larger than what has been used by the Endako mine previously. The larger size is expected to lower fleet

capital cost and operating cost due to fewer trucks, operators, and maintenance personnel being required. Consideration has been given to the size of shop doors. While care will be required when moving the larger trucks in and out of the workshop, the difficulties do not appear to warrant shop door alterations.

The electric rope shovel fleet is handicapped by lack of mobility. Purchase of a hydraulic shovel is proposed to provide versatility and flexibility.

The electric rope shovels were built by two different manufacturers and there are significant obsolescence problems while maintaining them. The purchase of two new electric rope shovels is proposed and the three oldest shovels will then be taken out of service.

Two new bench drills are recommended: one diesel and one electric. These two units will have considerable excess capacity. The diesel unit will provide improved operational flexibility as well as provide coverage for the electric unit in the event of breakdowns or power outages.

When specific makes and models of equipment are mentioned, there is no implication that these are the only types or models which can do the job. Endako mine personnel are very experienced when dealing with the particular conditions at the mine and should be involved in the equipment selection process.

19.2.11 Mining Capital Costs

Budget quotes were obtained from suppliers. While budget prices quoted are usually considerably higher than the final quote before ordering, this is not always the case.

It was initially thought the purchase of additional Caterpillar 789C haul trucks to add to the two units presently operating would be desirable. However, the larger trucks would result in a total capital cost saving of $1.2 million. Detailed cost estimates for the two options were developed.

Table 19.18 identifies the recommended new equipment, when it should be purchased and its capital cost.

Timing of Purchases

The longest delivery items are the electric rope shovels which require a two year lead time plus significant assembly and commissioning time. It is therefore recommended that orders for these units be placed as soon as reasonably practicable.

Early ordering of the hydraulic shovel plus at least some of the haul trucks is also desirable as it will permit the waste stripping program to be accelerated.

Used Equipment

Delivery times on new trucks, bench drills, and diesel hydraulic shovels are presently not a problem for Endako. However, cost savings may be achievable if used items in excellent condition are available.

Table 19.18 New Equipment Capital Cost

	Year 1 2007	Year 2 2008	Year 3 2009	Year 4 2010	Year 5 2011	Year 6 2012	Year 7 2013	Year 8 2014	Year 9 2015	Year 10 2016	Year 11 2017	Year 12 2018	Year 13 2019	Year 14 2020	Year 15 2021	Year 16 2022	Year 17 2023	Total
Caterpillar 793D Haul Truck Fleet																		
Unit cost each			$3,600,000	$3,600,000			$3,600,000	$3,600,000			$3,600,000			$3,600,000				
Units purchased			5	1			1	1			1			1				10
Total			$18,000,000	$3,600,000			$3,600,000	$3,600,000			$3,600,000			$3,600,000				$36,000,000
Shovels, P&H 2800XPC																		
Unit cost each			$17,422,323.00															
Units purchased			2															2
Total			$34,844,646.00															$34,844,646
Komatsu PC4000 Hydraulic Shovel																		
Unit cost each			$6,350,000															
Units purchased			1															1
Total			$6,350,000															$6,350,000
Atlas Copco PV351 (Electric) Blasthole Drill																		
Unit cost each			$3,678,000															
Units purchased			1															1
Total			$3,678,000															$3,678,000
Atlas Copco PV351 (Diesel) Blasthole Drill																		
Unit cost each			$3,678,000															
Units purchased			1															1
Total			$3,678,000															$3,678,000
Caterpillar D10 Dozers																		
Unit cost each						$1,344,431												
Units purchased						2												2
Total						$2,688,862												$2,688,862
Caterpillar 16M Grader																		
Unit cost each						$842,103												
Units purchased						1												1
Total						$842,103												$842,103
Totals			$66,550,646	$3,600,000	$0	$3,530,965	$3,600,000	$3,600,000	$0	$0	$3,600,000	$0	$0	$3,600,000	$0	$0	$0	$88,081,611

19.2.12 MINING OPERATING COSTS

A breakdown of recent mine operating costs was provided to Wardrop by Endako and these were incorporated (where appropriate) in Wardrop's calculation spreadsheets.

Operating cost information for Caterpillar equipment was largely obtained from the latest edition of the Caterpillar Performance Handbook, augmented by assistance from Caterpillar dealerships in Saskatoon, Alberta, and Prince George.

Ownership and operating cost comparison data for Caterpillar Model 789C and 793D haul trucks were obtained. These indicated 11.7% higher fuel, lubricant, and repair costs for the Model 793D trucks, which were 22.8% larger. The increased truck capacity results in a requirement for fewer trucks, operators, and maintenance personnel.

Operating costs for the Komatsu PC4000 shovel were obtained from Transwest Equipment. There are several other manufacturers of diesel hydraulic shovels who manufacture similar capacity products.

There are a number of makes and models of bench drills that could perform well in the Endako situation. Atlas Copco provided a lot of operating cost and performance material including drill string component costs and longevity. A challenge for both the supplier and Wardrop engineers has been putting the major overhaul costs into a format which is easily understandable by the client.

Table 19.19 contains expected mine manpower requirements after purchase of new equipment. Table 19.20 shows expected operating costs for the recommended Cat 793D haul trucks if the new equipment is put into operation at the beginning of year four.

Table 19.19 Workforce Summary

Position	#	Wage Class	Hourly Rate	Annual Salary	Overtime (16%)	Shift Premium (12%)	Subtotal (Individual Salary)	Total Including Burden
Mine Hourly								
Operations								
Lube/Fuel Operators & Helpers	12	E	$26.04	$54,163.20	$8,666.11	$6,499.58	$69,328.90	$831,946.75
Auxiliary Equipment Operators	28	E	$26.04	$54,163.20	$8,666.11	$6,499.58	$69,328.90	$1,941,209.09
Truck Drivers	28	D	$24.82	$51,625.60	$8,260.10	$6,195.07	$66,080.77	$1,850,261.50
Shovel Operators	10	G	$28.48	$59,238.40	$9,478.14	$7,108.61	$75,825.15	$758,251.52
Small Projects Tradesmen	4	H	$30.39	$63,211.20	$10,113.79	$7,585.34	$80,910.34	$323,641.34
Driller	8	F	$27.00	$56,160.00	$8,985.60	$6,739.20	$71,884.80	$575,078.40
Drill Helpers	8	A	$19.46	$40,476.80	$6,476.29	$4,857.22	$51,810.30	$414,482.43
Blasters	4	F	$27.00	$56,160.00	$8,985.60	$6,739.20	$71,884.80	$287,539.20
Blaster Helper	8	E	$26.04	$54,163.20	$8,666.11	$6,499.58	$69,328.90	$554,631.17
Crusher operators	4	D	$24.82	$51,625.60	$8,260.10	$6,195.07	$66,080.77	$264,323.07
Mine Operations Workforce	114							$7,801,364.48
Maintenance								
Heavy Equipment Leaders Mechanical	4	S	$31.86	$66,268.80	$10,603.01	$7,952.26	$84,824.06	$339,296.26
Light Vehicle Mechanic	4	H	$30.39	$63,211.20	$10,113.79	$7,585.34	$80,910.34	$323,641.34
Mine Maintenance Mechanics (not incl. Shovel Maintenance)	12	H	$30.39	$63,211.20	$10,113.79	$7,585.34	$80,910.34	$970,924.03
Mine Maintenance Helpers	16	A	$19.46	$40,476.80	$6,476.29	$4,857.22	$51,810.30	$828,964.86
Note: Electric Shovel Maintenance Labour (incl. with Machine Costs)	8	H	$30.39	$63,211.20	$10,113.79	$7,585.34	$80,910.34	$647,282.69
Mine Maintenance Workforce	44							$3,110,109.18

Note: Mine Staff & Administration are included in Administration

Table 19.20 Summary of Mine Operating Coast for CAT 793D Haul Trucks

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Total
Load/Haul Costs ($)																	
23,913,420	24,353,930	27,416,857	13,217,301	14,415,377	14,861,463	14,977,604	16,949,409	18,506,215	18,629,945	18,326,938	18,602,456	17,233,469	19,188,712	19,328,271	18,462,959	5,388,267	303,772,592
Unit Load/Haul Costs ($/t)																	
1.31	1.31	1.31	0.43	0.46	0.50	0.53	0.58	0.64	0.67	0.68	0.69	0.69	0.77	0.77	0.80	2.41	0.73
Explosives Storage Preparation ($)																	
0	0	0	351,600	351,600	351,600	351,600	351,600	351,600	351,600	351,600	351,600	351,600	351,600	351,600	351,600	87,900	4,658,700
Drill/Blast Costs ($)																	
5,091,783	4,934,378	5,265,881	5,033,235	5,510,193	5,173,241	5,869,004	6,110,607	7,637,411	6,494,577	5,695,383	5,700,729	6,003,639	6,009,084	6,405,274	6,275,728	471,762	62,696,014
Unit Drill/Blast & Explosives Preparation Costs ($/t)																	
0.297	0.297	0.297	0.173	0.187	0.186	0.221	0.223	0.275	0.245	0.224	0.224	0.254	0.254	0.270	0.289	0.211	0.15
Aux. Equipment Costs ($)																	
0	0	0	5,587,700	5,587,700	5,587,700	5,587,700	5,587,700	5,587,700	5,587,700	5,587,700	5,587,700	5,587,700	5,587,700	5,584,300	5,527,450	1,997,600	74,574,050
Unit Aux Equipment Costs ($/t)																	
0.00	0.00	0.00	0.18	0.18	0.19	0.20	0.19	0.19	0.20	0.21	0.21	0.22	0.22	0.22	0.24	0.89	0.18
Mine Labour Costs ($)																	
0	0	0	7,682,938	7,914,385	8,025,845	8,134,169	8,387,215	8,625,149	8,531,635	8,672,645	8,780,993	8,759,983	8,933,320	9,185,411	9,081,633	843,813	111,559,134
Unit Mine Labour Costs ($/t)																	
0.00	0.00	0.00	0.25	0.25	0.27	0.29	0.29	0.30	0.30	0.32	0.33	0.35	0.36	0.37	0.40	0.38	0.27
Other Mine Costs ($)																	
3,041,539	3,097,568	3,487,140	3,410,000	3,412,000	3,414,000	3,416,000	3,418,000	3,420,000	3,422,000	3,424,000	3,426,000	3,428,000	3,430,000	3,432,000	3,434,000	1,056,000	55,168,247
Unit Other Mine Costs ($/t)																	
0.17	0.17	0.17	0.11	0.11	0.11	0.12	0.12	0.12	0.12	0.13	0.13	0.14	0.14	0.14	0.15	0.47	0.13
Electrical Services Cost ($)																	
801,364	816,126	918,767	1,366,134	1,376,150	1,306,226	1,237,756	1,276,000	1,276,000	1,232,000	1,188,000	1,188,000	1,100,000	1,100,000	1,100,000	1,009,766	98,542	18,390,831
Unit Electrical Services Costs incl. Power ($/t)																	
0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044	0.044
Subtotal Mine Costs ($)																	
32,848,105	33,202,001	37,088,645	36,648,907	38,567,405	38,720,076	39,573,833	42,080,531	45,404,075	44,249,457	43,246,266	43,637,478	42,464,391	44,600,416	45,386,857	44,143,136	9,472,121	630,819,567
Unit Mining Cost ($/t mined)																	
1.80	1.79	1.78	1.18	1.23	1.30	1.41	1.45	1.57	1.58	1.60	1.62	1.70	1.78	1.82	1.92	4.23	1.51
Contingency @ 10% ($)																	
			3,664,891	3,856,740	3,872,008	3,957,383	4,208,053	4,540,408	4,424,946	4,324,627	4,363,748	4,246,439	4,460,042	4,538,686	4,414,314	947,212	63,081,957
Total with Contingency ($)																	
32,848,105	33,202,001	37,088,645	40,313,798	42,424,145	42,592,084	43,531,216	46,288,584	49,944,483	48,674,403	47,570,892	48,001,226	46,710,830	49,060,458	49,925,543	48,557,449	10,419,334	693,901,524
Unit Mining Cost ($/t mined)																	
1.80	1.79	1.78	1.30	1.36	1.43	1.55	1.60	1.72	1.74	1.76	1.78	1.87	1.96	2.00	2.12	4.65	1.66

Note: The first three years are based on Thompson Creek's actual cost information, which does not provide the same breakdown as the rest of the cost estimate.

20.0 OTHER RELEVANT DATA AND INFORMATION

The information in Section 20.0 has been extracted from a feasibility study on the Endako Expansion Project carried out by Hatch Ltd. entitled "Thompson Creek Metals Company, Endako Mine Expansion, Feasibility Study, November 2007" (the "Study"). The purpose of the Study was to evaluate the potential for increasing the production rate of the existing mine and processing plant from the current 28,000 tpd to 50,000 tpd.

20.1 MINING OPERATIONS

The Endako operation consists of three open pit mines, an ore crusher and conveyer system, concentrator, roaster, tailings and containment dams, water and electrical transmission lines, support facilities (offices, maintenance shops and a warehouse) and access roads. Material mined from the open pits is processed on site to produce a molybdenum concentrate, which is roasted on site to produce molybdenum trioxide which is then sold to various customers.

The Endako mine is a truck and shovel open pit operation consisting of three adjacent open pits, namely, Endako, Denak West and Denak East. The mine production fleet includes three rotary blast-hole drills, four electric rope shovels, ten 190-ton rear dump haul trucks and miscellaneous support equipment.

Figure 20.1 shows the aerial view of Endako mines, tailing pond, waste dumps, and access roads.

Figure 20.1 Aerial View of Endako Mine Site



Capital costs for mine fleet equipment that are required to extend the mine operation at current production rates and are not part of the Expansion Project. Additional mining equipment required to increase mining capability to 50,000 tpd is included in the Expansion Project capital cost.

Previous studies showed that Endako and Denak pits will merge in the first years of development into a Combined or Super Pit. Pit optimization has been completed based on the Super Pit and the model developed using US$10/lb Mo at the cut-off.

The model utilized in the Study is based on total mineral reserves in the Super Pit, as at August 2007, of 276 million tonnes at an average grade of 0.085% molybdenite (MoS_2) or 0.05% Mo. The model assumes that commencing in 2008 (year 1), reserves will stand at 265.7 million tonnes grading 0.087% molybdenite (MoS_2) or 0.05% Mo. This reserve provides 17 years of mine life at the 50,000 tpd production rate or 27 years mine life at the current production of 28,000 tpd.

A summary of the Super Pit design criteria is shown below:

- Bench face angle: 65 to 78 degrees;
- Bench height: 44 feet;
- Berm widths: 26, 29, 32, 41 feet;
- Inter ramp angles: 40, 45, 49, 55 degrees;
- Road widths: 110 feet for double lane and 84 feet for single lane; and
- Road gradient: 10 %.

The production scheduling has been developed based on two periods of mill operations. The first period is when the mill is processing 28,000 tpd. The second period is when the mill expansion project is finished and is running at 50,000 tpd. Constraints for scheduling in the first few years are:

- Relocating the existing in-pit crusher and constructing a new overland conveyor;
- Time requirements to buy new equipment; and
- In-pit waste dumps.

There are about 20 months of high grade ore left at Endako that can be mined with minimum development. To mine the rest of the high-grade ore from the Endako mine, substantial development is needed. Because there is not enough equipment available to do so, moving to Denak pit after the first 20 months of operation is planned. By that time the in-pit crusher must be moved and the new conveyor line must be ready.

For the first three years prior to mill expansion, the grade will be improved by stockpiling the low-grade ore. The low-grade stockpile will then be used gradually. At the end of the mine life, the mill will be fed only low-grade ore from the stockpiles.

About 38,000,000 tonnes of waste dumps have to be removed to allow enough room for the expansion. All together, by the end of the mine life, a total of 142,000,000 tonnes waste rock will be mined. There is enough available space close to the mine for safely dumping the waste that will be mined for this expansion.

The mine operating costs and the mine power requirements for the next 17 years at the increased capacity of the plant have been calculated based on the recent mine operating cost information provided by Endako.

20.2 METALLURGY AND PROCESSING

20.2.1 GENERAL

The Endako Expansion Project has been designed to process 50,000 tpd of ore from the Endako open pit mine operation. In addition, the plant layouts and flow sheets include future provisions for blending 2,000 tpd of high grade Davidson ore to the

SAG (Semi-Autogenous Grinding) mill feed. Costs associated with facility and equipment to handle Davidson ore are not included.

A new crushing, grinding, and flotation process has been proposed for the project, utilizing standard unit processes and equipment. The selected mill configuration and primary grind size are 1 SAG mill-2 ball mills and 200 microns respectively which simplifies the current primary grinding circuit configuration of 5 rod mills and 5 ball mills. The new regrind circuit consists of one ball mill for the first regrind and another ball mill for the second regrind. The flotation circuit consists of rougher-scavengers flotation and three stages of cleaning flotation.

Development has been based on a combination of test work results, Endako operating experience, experience from similar operations and industry practice. Test work carried out as part of the Davidson Project development by SGS-Lakefield has demonstrated that this material can be processed as a blend with Endako ore using existing reagent additions.

The operation will consist of the following unit operations:

- In pit crushing to a maximum of 8" (200 mm) (existing);
- Endako Stockpile – crushed ore storage and reclaim;
- Semi-Autogenous Grinding (SAG) mill primary grinding;
- Recovery, crushing and recycling of critical size pebbles;
- Ball mill secondary grinding, closed circuit with cyclone classification;
- Rougher flotation;
- 3-stage cleaner flotation with 2 regrinding stages; and
- Concentrate thickening and storage.

The figure below (Figure 20.2) shows the simplified flowsheet for the proposed operation.

Figure 20.2 Crushing and Grinding Simplified Flowsheet


ENDAKO
STOCKPILE
DAWSON
STOCKPILE
RECLAIM
CONVEYOR
CONE
CRUSHER
SAG MILL
VIBRATING
SCREEN
ROUGHER
FLOTATION
ROUGHER
FLOTATION
CYCLONE 1
CYCLONE 2
BALL MILL 1
BALL MILL 2
ENDAKO
MINES
FEASIBILITY STUDY
SIMPLIFIED FLOWSHEET
CRUSHING AND PRIMARY GRINDING

20.2.2 Ore Storage

The Endako ore is delivered to the stockpile via the existing (relocated) in pit primary crusher and overland conveyor and stored in a new 47,600 t live stockpile (the total capacity is 165,000 t).

A dust collection system will be installed on the belt conveyor, over the apron feeders and belt conveyor discharge point to minimize fugitive dust emissions.

20.2.3 Grinding

The ore will be ground in a new SAG mill which is powered by a variable speed 16,000 HP motor. The SAG mill discharge product will be classified on a vibrating screen with the undersize material being pumped and split to feed each of the two ball mill pump boxes. The installed power will be 12,500 HP per ball mill. A belt conveyor will recycle the screen oversize product into a pebble crusher which feeds back onto the SAG mill feed conveyor.

In the existing operation Endako ore is ground to give a product P_{80} of 350 microns. For the Endako Expansion project, the P_{80} of the product will be 200 microns to increase the molybdenum recovery.

A collector (fuel oil) and frother (SW pine oil) will be added to the grinding circuit to take advantage of the intense mixing and conditioning in the mills prior to flotation. Both reagents are currently used in the Endako operation.

20.2.4 Flotation

The rougher flotation will consist of two banks of mechanical cells and will provide a residence time of 11 minutes. The sizing of rougher, scavengers and first cleaner scavengers cells has been based on historical data of the Endako plant used to obtain the mass recovery curve shown below (Figure 20.3).

Figure 20.3 Mass Recovery


Mass Recovery During Stages
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Mass Pull
Rougher
Rougher - Scav
1st Clnr
1st Clnr- Scav
2nd Clnr
3rd Clnr
4th Clnr
Stages
Current
Expansion

The rougher tails will be fed by gravity to the new scavengers cells which will consist of two banks of eight mechanical cells. The combined rougher concentrate and scavenger concentrate will be pumped to the cleaner flotation circuit.

The rougher flotation circuit will be followed by a new cleaner flotation and regrind circuit. There will be 3 stages of cleaner flotation and 2 stages of regrinding. The flotation sequence will be first regrind, first cleaner flotation, second regrind, second cleaner flotation and finally third cleaner flotation. The first cleaner tails will be sent to the first cleaner scavenger cells for further flotation.

The first regrind 1500 HP ball mill (existing primary grind ball mill) will operate in a closed circuit with a bank of cyclones. The regrind ball mill feed of combined rougher and scavenger concentrate is expected to have a top size of 80 microns. The cyclones overflow P_{80} is expected to be less than 55 microns and will be floated in the first cleaner column. The first cleaner concentrate will be pumped to the first and second middling thickener for clarification and then the underflow of both thickeners will be pumped to the second regrind cyclone feed pump box. The first cleaner tails will be sent to the first cleaner scavenger cells.

The second regrind ball mill (existing 1,500 HP) with a new 410 HP motor will operate in a closed circuit with a bank of cyclones. The P80 of the combined underflow of thickeners 1 and 2 is expected to be no greater than 55 microns. The cyclones overflow P_{80} is expected to be less than 15 microns and will be floated in the second cleaner column. The second cleaner concentrate will be pumped to the third cleaner column. The second cleaner tails will be pumped to either the first regrind mill pump box or to the first cleaner column.

The third cleaner concentrate will be pumped to the third thickener and stored in tanks. The third cleaner tails will be pumped to either the second regrind mill pump box or to the second cleaner column.

Figure 20.4 Flotation, Regrinding and Thickening Simplified Flowsheet


CYCLONE O/F
ROUGHER FLOTATION
SCAVANGER FLOTATION
TAILINGS POND
1ST CLEANER COLUMN
CYCLONE
1ST REGRIND BALL MILL
1ST CLEANER SCAVENGER
1ST THICKENER
2ND THICKENER
RECLAIM WATER
2ND CLEANER COLUMN
3RD CLEANER COLUMN
CYCLONE
2ND REGRIND BALL MILL
3RD THICKENER
RECLAIM WATER
CONCENTRATE STORAGE
ENDAKO MINES
FEASIBILITY STUDY
SIMPLIFIED FLOWSHEET
FLOTATION, REGRIND AND THICKENING

20.2.5 Concentrate Thickening and Storage

Concentrate dewatering will involve thickening in a new 9 m conventional thickener. Thickener underflow will be pumped to storage tanks upstream of filtration, drying and roasting.

20.2.6 CONCENTRATE ROASTING

The existing roaster and roaster off gas cleaning systems will be upgraded to process the increased mill concentrate production. Installation of hearth cooling sprays will be employed to provide sufficient cooling and reduce the excess air introduced to the roaster. METSIM modelling has been used to evaluate the revised roaster heat and mass balance and this work indicates that the required roaster capacity can be achieved while keeping the roaster off gas volume at the current levels.

20.2.7 MOLYBDENUM RECOVERY

The estimated Mo recovery is based on the information available from the test program carried out by SGS Lakefield and plant historical operating data. The Mo recoveries vs. grind size shown in Figure 20.5 were used to develop the mass balance for the Endako Expansion Project. The estimated recovery is 82% which was confirmed by the Lock cycle test performed on the Endako Ore.

Referring to actual plant data and review a more conservative estimate of 80% recovery has been used in analysis of the Expansion Project. This represents a 4% improvement compared to current operations that results from increased rougher cell retention time (1 ½ % improvement) and finer grind size of 200 microns (2 ½ % improvement). Current operations grind to between 300 – 350 microns.

Figure 20.5 Endako Ore Grind Recovery (from SGS Lakefield test work)


Grind-Recovery
Endako Ore
Mo Ro Recovery, %
100
95
90
85
80
75
0
50
100
150
200
250
300
350
Grind, K80, micron
Ro Conc 1+3
Ro Conc 1+4

20.3 Environmental Considerations

20.3.1 Environmental Permitting

The Endako operation currently has environmental permits in place as follows:

- Air – The stack discharge which handles off gases generated by the gas fired concentrate dryer and the 21' roaster operation. Current permit limits are 800 m^3/min (dry basis) with particulate limits and SO_2 concentration limits of 229 mg/m^3 & 2,661 mg/m^3 respectively. It should be noted that in 1999 the air emissions permit volume limit was reduced from 1,270 m^3/min to its present level at the request of Endako. This was done to reduce the annual permit fee and at the time of this amendment the understanding with the Ministry was that higher permit volumes could be re-instated in the future.

In addition to the stack discharge permit there are a number of secondary air emissions permits as outlined in the table below (Table 20.1):

Table 20.1 Secondary Air Emissions Permits

	Authorized Discharge Rate (Max.)	Contaminant	Average Daily Concentration based on the normal operating period*	Frequency
Primary Crusher	1218 m^3/min	Total particulate	229 mg/m^3	24 hrs/day - continuous
Secondary Crusher	1560 m^3/min	Total particulate	229 mg/m^3	24 hrs/day - continuous
Fine Ore Bins	397 m^3/min	Total particulate	229 mg/m^3	24 hrs/day - continuous
Hearth Roasters, Multiple Hearth Dryer	Original: 1270 m^3/min Current: 800 m^3/min	Total particulate	229 mg/m^3	24 hrs/day - continuous
		Total oxides of sulphur (expressed as SO_2)	2661 mg/m^3	24 hrs/day - continuous
Assay Laboratory	100 m^3/min	Of the nature originating from an assay laboratory		8 hrs/day – once/day
Natural Gas Burner	11.3 m^3/min	Typical products of combustion of natural gas		24 hrs/day - continuous
Fume Control Scrubber for Molybdenum Sulphide Leaching Operation	55.0 m^3/min	HF	8.32 mg/m^3	24 hrs/day - continuous
Molybdenum Sulphide Dust Control System (Two Locations)	23 m^3/min per location	Total particulate	229 mg/m^3 per location	24 hrs/day - continuous
Six Stacks Associated with Vacuum Pump Discharge, Acetone Venting, Two Acetone tank Vents	9.1	Typical of Various minor miscellaneous emissions from a molybdenum sulphide purification plant		24 hrs/day - continuous

*The characteristics of the Contaminant shall be equivalent to or better than.

- Tailings Seepage – there are currently four permitted tailings seepage points associated with the existing tailings pond(s), as follows (Table 20.2).

Table 20.2 Existing Seepage Ponds – Permits Limits

Designation	Location	Permitted Discharge Flow Annual Average (m^3/day)	Max. (m^3/day)
N1	North Side #1 Pond	3,500	19,000
A1	South Side #1 Pond	3,000	13,000
S2	East Side #2 Pond	2,000	9,000
H1	South Side #2 Pond	2,400	30,000

- Water Intake – Provides freshwater make-up to the mill operation at a current design flow of 800 m3/L.

20.3.2 Plant Expansion Air Emissions

Modifications to the roaster systems are designed to facilitate operating the roaster at a maximum design capacity of 21 million lbs/yr of molybdenum, an increase of approximately 9 million lbs/yr from the current production plan.

The roaster and off-gas system upgrades have been designed to maintain emissions within the existing permit limits for SO_2 and particulate concentrations. The addition of inter hearth water spray to the roaster will substantially limit the increase in off gas volume associated with the increase in production. Initial mass balance calculations indicate that the average flow will be 900 m^3/min. This is slightly higher than the current permit level but substantially less than the original permit volume of 1,270 m^3/min. In order to provide operating margin the volume limit on the permit needs to be increased to 1,270 m^3/min, however, estimated total SO_2 emissions will remain below current permit values based on 2,661 mg/m^3 at 800 m^3/min.

Of the remaining secondary air emission permits the secondary crusher and fine ore bin dust collection systems will be decommissioned on completion of the expansion project. These emission sources will be replace by a single dust collection system located in the new coarse ore stockpile reclaim tunnel. Discharge from the new system will be within the particulate limit of 229 mg/m^3 and total volume will be less than the combined total of the two systems that will be taken out of service.

All other secondary air emission permits will not be affected by the expansion project and will remain in place at the current levels.

20.3.3 Plant Expansion Tailings Storage and Seepage Reclaim

The #3 tailings pond will be commissioned as part of ongoing operations and combined with the #1 tailings dam, will have sufficient tailings storage capacity for the projected 17 year mine life of the expanded operation. Tailings Pond #2 will no

longer be operated continuously when the Endako Expansion project is completed. Tailings lines to the #2 tailings pond will however be maintained to allow intermittent tailing deposition for completion of doming of the facility. With closure of #2 pond, seepage discharge flows at S-2 and H-1 will decline over time.

The expansion project includes the installation of seepage reclaim pumping systems at discharge A-1 and N-1. The seepage collection pond at A-1 is of sufficient volume to contain the 100 year/24 hour rainfall event with zero discharge. The seepage collection pond at N-1 will be expanded by 11,350 m^3 to provide for zero discharge during a 100 year/24 hour rainfall event.

The new seepage discharge (W-1) associated with tailings pond #3 will include a 12,035 m^3 collection pond and a seepage reclaim pumping system and provides for zero discharge during a 100 year/24 hour rainfall event.

20.3.4 PERMIT AMENDMENT PROCEDURES

The Endako Expansion will only trigger the *Canadian Environmental Assessment Act* (*CEA Act*) if a Federal Agency (e.g., DFO, Natural Resources Canada, Parks Canada, Transport Canada, *etc.*):

- is the proponent
- provides financial assistance to a proponent
- grants an interest in land; and/or
- issues a permit, licence or performs any other regulatory function (see Law List Regulations for details).

For the Endako Expansion, only the last one applies. Based on the current understanding of the Endako Expansion:

- new 50,000 t/d mill;
- use of existing tailings impoundments;
- no new roads;
- no bridge upgrades;
- no new explosives manufacturing facility; and
- no potential harm, alteration, disruption or destruction of fish habitat.

Based on this review, there should be no Federal authorization required, however, this needs to be confirmed on review of the project description with the regulatory agencies.

If the Endako Expansion project does require a Federal authorization and thus a Federal Environmental Assessment, the *CEA Act* outlines different assessment processes based on the details of the expansion: screening and comprehensive

assessments; the requirements of a screening assessment are much less than those of a comprehensive assessment. The *Comprehensive List of Regulations* outlines various threshold criteria for a comprehensive review.

Given that no single emission or effluent stream will increase by more than 10% under the expansion operating conditions it is expected that required changes to the existing environmental permits will be classified as a minor amendment

20.4 CAPITAL COST ESTIMATE

20.4.1 SUMMARY

The base case capital costs for the Endako Expansion Project, including process plant and infrastructure, have been estimated in July, 2007 Canadian dollars, and include no allowances for escalation or exchange rate fluctuations.

The summary capital cost estimates for the project are presented as follows and reflect an accuracy consistent with a feasibility study at FEL 2 with an accuracy of +/- 20% (Table 20.3).

Table 20.3 Capital Cost Summary - 50,000 tpd Mill

Description	Amounts ($)
General Site	3,867,000
Power Distribution	14,802,000
North Ponds Area	23,965,000
Fresh Water Supply Area	1,111,000
Conveyors, Stockpile & Reclaim Area	16,980,000
Pebble Cone Crusher Building	3,782,000
Existing Building	26,062,000
New Mill Building	138,489,000
Total Direct Costs	**229,058,000**
Construction Indirects	25,865,000
EPCM	46,000,000
Total Indirect Costs	**71,865,000**
Contingency 15%	44,500,000
Mining Equipment Cost	**27,000,000**
Owners Costs	**1,200,000**
Total Estimate	**373,623,000**

The capital cost estimate has been structured to reflect the facility breakdown as outlined below:

GENERAL SITE

- Mill Area; and

- Buried Yard Services.

Power Distribution

- Site Power Distribution;
- New Overhead Lines; and
- BC Hydro Pole Works.

North Ponds

- Tailings Pumping & Piping;
- Tailings Area Collection;
- Reclaim Water System; and
- Tailings Area Seepage Control.

Fresh Water Supply Area

- Pipeline Upgrades;
- Pump House; and
- Electrical & Instrumentation.

Conveyors, Stockpile and Reclaim Area

- Stockpile Feed Conveyor;
- Stockpile Reclaim Tunnel; and
- SAG Mill Feed Conveyor.

Pebble Cone Crusher Building

- Pebble Cone Crusher.

Existing Building

Includes the following sub-areas:

- Regrind area ;
- Final Concentrate Thickening;
- 1st Cleaner Concentrate Thickening;
- Roaster; and

- Demolition to Existing Building Interior.

New Mill Building

Includes the following sub-areas:

- Grinding/Gravity Area;
- Flotation Area; and
- Reagent Area.

20.4.2 *Basis of Estimate*

The capital cost estimate includes all direct costs, indirect costs and contingency to construct all facilities required to bring the Endako Expansion Project to full production. Approximately 85% of the equipment costs were developed from firm price and budget level quotations.

This cost estimate is based on the scope of the Study, quotations and other information from the market place and normal construction methods and practice as detailed below:

This estimate has been prepared using a combination of quoted, estimated and factored costs to provide a intended level of accuracy of +/-20%. The base date of the estimate is July 2007.

Quotations provided in US currency have been converted to Canadian dollars at an exchange rate of 0.90 CND:USD.

- The capital cost estimate is based on the following project data and assumptions:
- Process design criteria and process flow diagrams.
- General arrangement drawings.
- Equipment list.
- Firm quotations from vendors for the SAG and Ball Mills.
- Budgetary quotations from vendors for all other major equipment and materials to be used in the Project (although in certain cases historical information was used for minor pieces of process equipment).
- Historical cost data with proper escalation up to the base date of this report.
- Owner's costs provided by the owner.
- An EPCM contracting approach will be used and the implementation schedule set out in the Study will be followed.

"Firm quotation" generally means that supply of the required process equipment on delivery schedule to suit site construction has been agreed at the prices included in the estimate, with no price escalation.

"Budgetary quotations" generally means that indicative pricing has been provided for specified equipment and materials but no commitment has been made to provide the equipment or materials at this price at a future date.

Equipment Packages

Preliminary specifications were developed for the following major equipment items. These were issued for budget quotations and the pricing was derived from the bid evaluations:

- SAG Mill – detailed specification and firm price quotes;
- Ball Mills– detailed specification and firm price quotes;
- Liner Handler - firm price quote;
- Conveyors;
- Reclaim Barge Station;
- Seepage Pumps;
- Slurry Pumps;
- Flotation Cells;
- Apron Feeders;
- Cyclopacs;
- Concentrate Thickener;
- Cranes and Hoists; and
- Major Electrical Equipment

Qualities and Material Takeoffs

Quantities were developed from drawings, sketches and reference information as follows:

- Mass earthwork (site preparation) quantities were developed from the available plot plans, topographical and profile drawings supplemented by sketches.
- Structural earthwork, concrete, steel, and architectural quantities for the process facilities were developed from the drawings and sketches prepared for this study, as well as historical information from similar installations.
- Mechanical equipment was specified based on the equipment list and installation costs were based on historical data and discussions with vendors.

- Structural plate work and liner quantities for bins, chutes, hoppers, pump boxes, launders and tanks were developed from sketches for items identified on the equipment list supplemented by historical information.
- All inside plant piping larger than 6 inch was modeled based on preliminary routing. All in-plant piping costs (labour, pipe, valves, fittings, supports and auxiliaries) were derived from databases based on recent projects and from budget price quotes received on major piping components.
- Quantities for small diameter piping were derived from factored quantities based on the amount of large-bore pipe.
- Costs for rubber-lined piping were based on rubber being installed off site. Unit labour rates include field handling and joining only. All rubber–lined pipe is pre-spooled.
- Labour unit rates for piping were developed based on "Piping Man Hour Manual for Industrial Construction" by Norman Goodings. Labour unit rates usually include handling, pipe fitting, welding and other operations as appropriate, depending on the material, size and joining method.
- Costs for off-site disposal of demolished equipment removed from the existing mill building have not been included. This equipment will have value as scrap steel and it is reasonable to expect that scrap dealers would remove this material at no net cost to the owner.
- Electrical equipment was developed from a load list and resulting single line diagrams. The load list was prepared from the mechanical equipment list, the building list and general area power requirements. This load list was used to size transformers and to size, arrange and locate switchgear and motor control lineups.
- Electrical bulk material quantities were developed from preliminary routings for major cable runs and average run lengths for smaller cable sizes. Lighting and small power quantities were factored.
- For estimation purposes, all control and electrical wiring will be distributed with cable trays and teck cable. Fibre optic and communication cables running inside buildings will be wired through conduit. In the process buildings, all instruments will be wired to an Instrument Junction Box with further cabling to the electrical room. The PLC I/O panel will be located in the electrical room.
- The PLC, HMI, and Data Historian cost are based on historical data. This cost is based on the number of motor I/O, to which the typical vendor and process I/O count is added. Process and Instrumentation diagrams (P&ID) have not been prepared for this phase of the project.
- The following items are not part of the estimate:
  - Manufacturing Execution System Software (Maintenance, Scheduling, Asset Management, Laboratory Information Management System) except for the inclusion of a simple Data Historian;
  - Office LAN and Computers;

- Site Control Access;
- CCTV (Close circuit television);
- Site Telephone Network; and
- Fibre Optic cables to existing buildings and installations other than the New Mill Building.

These items are part of the existing plant infrastructure and operations and will be maintained.

- Time did not permit the pre-engineered building manufacturer to evaluate piping loads on the structure; the cost estimate has provision for independent support of pipe loads that would preferably be supported at the pre-engineered building columns. This includes:
  - two 36" lines from the secondary grinding cyclopacs to the primary samplers;
  - 30" water header running about the building internal perimeter;
  - 8" fire water header running about the building internal perimeter; and
  - central pipe rack to run along the center column line for miscellaneous piping.
  - Including these pipe supports in the building design at the next phase of the project is expected to provide some cost reduction to the current estimate.
  - All other pipe supports within the new mill building not included above are estimated based on historical data at 3% of total pipe weight.

PRICING ORIGIN

All equipment and material pricing has been considered ex-works or at site.

Some of the equipment purchases are likely to be sourced from Europe. Items like the mining shovels, drills and trucks and the major synchronous motors could also be subject to Euro Dollar, Japanese Yen or Swedish Krona fluctuations.

CURRENCY EXCHANGE RATE

The estimate is expressed in July, 2007 Canadian currency. Pricing changes beyond July of 2007 are excluded (Table 20.4).

Table 20.4 Currency Exchange Estimate Used in the Estimate

	Rate of Exchange Conversion = Foreign Currency per Base Currency	Origin
$C 1.00	= $US 0.90	USA
	= $EU 0.70	Europe

CONSTRUCTION UNIT RATES

Unit construction rates include unit labour work hours, construction plant and equipment spreads, and installed material costs.

To provide estimating consistency, unit rates were developed and coded to applicable quantities in the estimate detail.

They were developed from a combination of sources including:

- British Columbia and Alberta based contractors; and
- Commercially available man-hour and material pricing standards and reports.

NEW BUILDINGS

Basic specifications for pre-engineered buildings (including climatic design basis and plan/section drawings) were issued for budget quotation on the supply of the following major building structures:

- Mill Building (Grinding & Flotation); and
- Pebble Crushing Building.

The estimates include design, fabrication, delivery to site and erection of all supplied materials (including cladding, doors and all openings).

20.4.3 LABOUR RATES

Current labour rates and employment conditions for remote site construction in Northern British Columbia were provided by the Christian Labour Alliance of Canada (CLAC). This organization provides qualified crafts for open site projects throughout Canada. The labour rate information provided consists of:

- Base hourly rate by craft;
- Vacation and Holiday pay at 10% of wages paid;
- Health and welfare at $1.20 per hour worked;
- Registered Saving Program at 5% of wages paid; and
- Training at ½ % of wages paid;

Statutory Government assessments added to the labour rate include:

- Canada Pension Plan (CPP) at 4.95% of wages paid;
- Employment Insurance (EI) at 2.10% of wages paid;
- Workers' Compensation Board (WCB) insurance for job accidents and disabilities at 2.5% of payroll. This rate is applicable to general plant work only. The specialty estimates like tunnelling contain insurances appropriate to their industries;
- The workweek used for the feasibility estimate is six ten-hour days per week. Overtime over eight hours per day or forty hours per week is paid at time and

one-half. The estimated direct labour rates listed below are crew composites for each commodity and include general foremen, foremen, lead hands, journeymen and apprentices; and

- The cost elements include:
  - Base Wage Rate;
  - Premium overtime;
  - Fringe Benefits;
  - Government Assessments;
  - Payroll Service charge at 3% of payroll;
  - Small tools and consumable supplies (rate varies per trade);
  - Contractor Home Office Overheads at 7.5% of total; and
  - Contractor profit at 10% of total.

Table 20.5 Labour Rates

Description	Composite 70-hour Rates*	Installation Rate $ per Job-Hour
Site Preparation	$45.00	$95.00
Local Earthworks	$45.00	$95.00
Concrete Work	$49.00	$85.00
Steel Work	$51.00	$98.00
Siding & Roofing	$49.00	$81.00
Architectural	$49.00	$81.00
Manufactured Buildings	$51.00	$92.00
HVAC	$52.00	$102.00
Mechanical Equipment	$51.00	$95.00
Mobile Equipment	$51.00	$89.00
Process Piping	$50.00	$110.00
Mechanical Platework	$50.00	$93.00
Pipelines & Buried Services	$50.00	$98.00
Electrical	$48.00	$98.00
Instrumentation	$49.00	$97.00

* rate includes base rate, fringe benefits, government assessments and payroll service

INDIRECT COSTS

Project indirect costs have been factored based on the estimated direct project costs using data available for similar projects.

Engineering Procurement and Construction Management

EPCM costs are factored at 14% of total direct cost and allow for the added complexity of Brownfield components of the project.

Freight and Custom Duties

Freight and custom duties are included at 5% of major equipment cost and 3% material cost only and include the following:

- Inland freight ex works to port of exit;
- Port handling charges;
- Forwarder fees;
- Ocean freight with insurance;
- Custom broker fee;
- Barging; and
- Overland transport to a marshalling facility.

Vendor Representatives

Cost allowance of 2% of major equipment is included.

SPARE PARTS

Included as 5% of major mechanical and electrical equipment and generally consists of the following;

- spare parts considered for the project are for start-up, one-year operation and insurance purposes;
- spare parts for start-up and one year operation are for main equipment items only:
- no spare parts for materials are considered.

20.4.4 OWNER'S COSTS

Owner's costs of $1.2 million were provided by the owner and this cost has been included in the estimate.

20.4.5 CONTINGENCY

Contingency is a cost element to cover unknown items that are expected to occur within the defined scope of the project but which cannot be properly defined at the feasibility stage of the project. It should be assumed that the contingency will be spent. The contingency allowance specifically excludes costs arising from scope changes, project risk factors and all other items that are excluded from the capital cost estimate (see Section 14.7).

The contingency allowance of 15% allowed in the capital cost estimate is based on historical data for this type of project at this stage of development.

20.4.6 QUALIFICATIONS

Plant site foundation design is based on preliminary geotechnical information and will be verified by additional geotechnical investigation in the next phase.

20.4.7 EXCLUSIONS

Costs related to the following are excluded from the capital cost estimate:

- Escalation in costs after the July 2007 base date of the estimate.
- Costs incurred as a result of fluctuations in the currency exchange rates assumed for the purposes of this report.
- Scope changes (based on the scope of the Project, as defined in this report).
- Costs that may be incurred as a result of the of the Owner choosing not to follow the EPCM project implementation plan detailed in this report
- Project financing costs, whether done by way of debt or equity and including any interest costs.
- Any additional work that is required as a result of conditions, both subsurface conditions and conditions in and around the plant, that were not known as of the base date of the estimate (e.g., latent plant conditions and unknown geotechnical conditions), including any costs incurred in establishing and confirming as-built information over and above that defined in the estimate.
- Any facilities or infrastructure work that may be done off of the Project Site;
- Taxes and royalties;
- Any licensing or permitting costs;
- Fees or royalties relating to use of certain technologies or processes;
- Costs incurred to accelerate the work (e.g., overtime charges, expediting charges, etc.);
- Costs incurred in connection with the project prior to the commencement of the EPCM phase of the Project (e.g., site acquisition costs, costs associated with the preparation of this report and any prior studies, licensing and royalty charges already incurred); and
- Working capital in excess of that currently in place for existing operations.

In addition, no allowance has been made in the capital cost estimate for any of the following risk factors:

a) the project risk factors that would be expected to potentially impact any project such as this Project (e.g., adverse weather conditions, acts of god and other force majeure events, delays due unforeseen factors such late delivery or unavailability of equipment or materials or unavailability of labour resources, poor performance by EPCM contractors or construction contractors, disputes with local residents, etc.);

b) the specific project risk factors identified the Study; and

c) political, legal or regulatory risk factors (e.g., changes to laws, expropriation, changes in taxation or royalty regimes or non-issuance, cancellation or revocation of permits or licenses required to develop and operate the Project).

Any costs that may incurred as a result of the occurrence of any of these risk factors have not been included in the capital cost estimate.

- Environmental, archaeological and ecological considerations, other than those incorporated in the current design;
- The cost of producing any environmental impact statement and obtaining environmental permits and approvals from local or national authorities;
- Disposal of existing toxic or contaminated materials;
- Credits for salvage value of any demolition, modification work, residual construction materials, vehicles, and temporary buildings; and
- Provision to attract and retain qualified labour during construction.

20.4.8 PROJECT RISKS

The following item has been identified as a project cost/schedule risk:

- Confirmation of regulatory requirements for environmental permit amendments.

20.5 OPERATING COST ESTIMATE

20.5.1 SUMMARY

In general, operating costs were based on the July 2007 operating cost data for the existing plant and these actual costs were used to estimate future operating costs based on higher plant capacity and the installation of modern grinding and flotation equipment. The 2007 operating costs have been escalated to 2008 Canadian dollars based on an increase in labour costs of 4% as per the current labour agreement and 3% escalation on materials. Further allowances for escalation or exchange rate fluctuations have not been made.

The costs for labour and power will not be materially affected by variation in the $US/CDN exchange rate.

As a result of the availability of current actual cost information the operating cost estimate is considered to have an accuracy in the range of +/- 10%

The summary operating cost estimates are presented in Table 20.6.

Table 20.6 Operating Cost Summary

Area	Annual Operating Cost Expansion (Escalated 2008) $/t milled
Plant G&A	0.53
Mining	2.65
Milling & Roasting	3.10
Plant Services	0.13
Total Operating Costs	**6.41**

20.5.2 Scope of Estimate

The operating cost estimates include all the costs associated with the mining, processing and infrastructure activities for a large scale mining operation in this location. The scope includes:

- General and administration costs for the operations
- Mining labour and consumables for operations, maintenance and technical support services
- Process labour, maintenance, consumables, power, and fixed costs for operations and maintenance for grinding, flotation, concentrate dewatering, and roasting operations
- Supply of electrical power, including demand charges and BC Hydro rider charge
- Escalation to 2008 dollars for labour and material prices.

The scope of the estimate does not include:

- Exchange rate fluctuations.
- Risks and exclusions outlined in “Capital Cost Estimate” also impact estimated operating costs, and are not subject to any allowance in the operating cost estimate.

20.5.3 Operating Requirements

The following section discusses the operating cost.

General & Administrative (G&A)

The G&A costs cover the labour requirements including senior technical/management positions as well as human resources, safety and environmental positions. The G&A costs also include fixed costs which are not allocated to a specific operations and include: personnel transport, property taxes, business travel, insurance, warehouse and employee fringe benefits.

G & A labour requirements are based on the current staffing levels which are not expected to change as a result of the expansion project.

Fixed costs were obtained from the July 2007 Endako 15 year operating budget report and prorated to determine the annual cost. Actual cost areas such as employee relations, computer services, environment and safety were too low when prorated and reported budget costs were used instead.

Mining Operating Costs

The mining operating cost for the expansion include waste rock removal & stockpiling and in pit crusher costs.

The current mine operations and maintenance work force totals 154 positions. No change is anticipated for the expansion.

In-Pit Crushing and Conveying

In-pit crushing and conveying costs are based on July 2007 operating cost information. Labour costs are not included as they are distributed amongst the mining and milling labour costs.

Mill Operating Cost Estimate

The mill operating cost estimate is comprised of labour, consumables, maintenance supplies, power, and fixed costs.

Labour

Labour requirements for the expansion are based on the current workforce which includes a total of 21 salaried and 90 hourly staff in both operations and maintenance.

Consumables

The quantity of major consumables required for the operation of the mill is based on cost information from existing operations, test work and vendor information.

Grinding media consumption for the proposed SAG Mill/Ball Mill Operation is estimated from test work done by SGS Lakefield in 2007 to determine the abrasion index. This index is used in an associated wear rate equation to determine the media consumption.

Liner consumption assumes that the SAG will under go relining once per year while the two ball mills will be relined every two years. Costs for liners were obtained from equipment vendor quotes.

Reagent costs for the mill are based on July 2007 cost information and no changes to the current reagent requirements are anticipated as a result of the expansion.

Maintenance Supplies

Maintenance supplies for mechanical equipment was based on 4% of capital cost for mechanical equipment. For electrical equipment, a 3% factor was applied.

Power

The power requirements are based on the average power consumed demand each piece of equipment. The average power totals 56.0 MW, based on a 78% demand factor. This power takes into account the availability, a demand factor (what percentage of the installed motor power is drawn during normal operation) as well as diversity factor which examines the loads on a seasonal basis.

Power rates charged by BC Hydro follows a two tier rate system. They charge 2.477 cents/kWh for 90% of consumption and 5.4 cents/kWh for the remainder. BC Hydro also charges $4.726/kVA for the month's peak demand. To simplify this, the demand charge was prorated using Endako's recent demand charges and the consumption cost was averaged, giving $0.028/kWh.

ROASTER

Roaster costs were obtained from 2007 July data. The dollar amounts for labour, fixed costs, and indirect costs were held constant between the annual cost from the July report and expansion. Fixed costs include contract services, maintenance supplies, and general operating supplies. Costs for acid, assaying, effluent disposal, and SO_2 plant, as well as packaging supplies are considered variable costs. These unit costs were estimated by obtaining the year to date cost of these items from July, and dividing by the Mo production. These unit costs were then applied to the expansion.

PLANT SERVICES

Plant services costs were estimated from the July 2007 data. Prorated annual costs were estimated from the July report and these dollar amounts were used for the values in the expansion.

20.6 ECONOMIC ANALYSIS

The economic analysis of the project has been undertaken on a discounted cash flow basis using a processing rate of 50,000 tonnes per day (tpd), of which 22,000 tpd represents the incremental processing rate that results from implementation of the expansion project. All dollar amounts are Canadian unless otherwise noted. The increase in production from the current rate of 28,000 tpd begins in Q2 2010 with commissioning of the new higher capacity milling circuit. The mining of defined reserves will be completed by year end 2023. Continued operation beyond 2023 using existing low grade stockpiled ore has not been included in the analysis.

The financial analysis of the expansion project requires consideration of the base case to which it is being compared. Capital requirements to extend the mine life at the current production rate of 28,000 tpd have not yet been committed and some of the capital expenditure items included in the base case will also be required for the expansion project. There are also capital items included in the base case which will not be required should the expansion project proceed.

In order to assess the net present value (NPV) and internal rate of return (IRR) of the expansion project the incremental revenue provided by the project has been defined as follows:

- Molybdenum production resulting from the additional throughput of 22,000 tpd of ore begins in Q2 2010.
- Molybdenum recovery improvement of 4% afforded by the expansion is attributed to total production of 50,000 tpd. Base case recovery is 76%. Of the improvement, 1 ½ % results on commissioning of the new rougher scavenger system in Q3 2009 and a further 2 ½ % when the new milling circuit is commissioned in Q2 2010.
- The reduction in unit operating costs resulting from the expansion is attributed to the total production of 50,000 tpd.

Capital costs that are avoided as a result of the expansion and capital cost that would be incurred in the base case and also incurred by the expansion are credited as a reduction to the expansion project capital cost in the financial analysis.

20.6.1 BASE CASE

The base case assumed for the analysis of the expansion project would continue to operate the existing facility at 28,000 tpd with a projected mine life of 26 years. Capital investment is required to facilitate sustained operation beyond the previous plan to cease mining operations in 2011. The major portion of investment is required for renewal of the mining equipment fleet.

For the purposes of this model, capital investment for the base case is incurred in the first three years of the project. The total capital expenditure is $104.2 million, an

estimate provided by Endako. Capital spending is estimated at 52% in 2008 (year 1), 39% in 2009, and 9% in 2010.

20.6.2 EXPANSION PROJECT CAPITAL

The total estimated capital cost for the expansion case plus base case is $452.0 million excluding $25.8 million for mill upgrades that would not be implemented if the Expansion Project proceeds. Therefore, the incremental case capital cost is $373.6 million. The capital cost used in the financial analysis of the expansion project is as follows (Table 20.7):

Table 20.7 Endako Project Capital Expenditures

Endako Project Capital Expenditures	Amount ($)
Base case CAPEX	$104,200,000
Expansion project CAPEX	$373,623,000
Base Case Mill upgrades not required with Expansion	($25,800,000)
Total CAPEX used in financial analysis	**$452,023,000**

20.6.3 KEY ASSUMPTIONS

The incremental value of the project represents the difference in free cash flows between the expansion case and the base case.

PRODUCTION

This economic analysis is based on information contained in the Endako long-term mine plan (2008-2022). The base case in this analysis was constructed with a production rate of 28,000 tpd, multiplied by 365 days a year, for a mine life of 26 years. Then an expansion case was designed to incorporate the expansion on top of the base case. The production rate of the expansion case was estimated at 50,000 tpd, at 365 days a year, for a mine life of 16 years.

MOLYBDENUM PRICE ESTIMATES

Molybdenum prices began to increase from historically low levels in 2003 reaching a peak of US$ 40/lb in 2005, declining to US$ 25/lb in 2006 then rising to the current price of approximately US$ 34.00/lb. Currently, market analysts predict that strength in commodities and metal prices in particular will continue, though at slightly reduced levels to today's prices.

This analysis assumes that current pricing levels will hold into 2008 with a balanced decline to a long term price of US$ 14/lb in 2012. The analysis assumes that both the base case and the expansion case follow the same price trend.

The molybdenum price assumptions used in this analysis is not based on an independent study of future pricing forecasts for the Endako expansion project. The price forecast used has been arrived at in consultation with the owner and review of commodity price forecast reports published by reputable investment houses. Two sources of information available in the public record and shown in Figure 20.6 below are:

- A press release by Moly Mines Ltd. announcing the completion of the feasibility report for the Spinifex Ridge project. In this release dated September 25, 2007 the forward looking molybdenum prices used for the project are stated.
- A recent article taken from a mining industry journal reporting on price forecasts by Scotia Capital.

Figure 20.6 Molybdenum Price Forecast for 2007- 2015 and Long Term


Mo Price
35.00
30.00
25.00
20.00
15.00
10.00
5.00
Mo Price ($/lb Mo)
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Year
Moly Mines Study #2
4 year decline used in this analysis
Average
Scotia Capital

Molybdenum Payment Terms

Payment terms are based on oxide sales at 100% of contained molybdenum with a commission/operating fee applied to gross revenue before operating costs. Penalty charges for impurities are not incurred.

Working Capital

Working capital has not been included as this is not expected to be materially different from the current working capital requirements for the present Endako operation and does not affect the incremental analysis of the expansion project.

Revenue

The revenue is a function of the price (in US$) per pound of molybdenum, multiplied by the calculated molybdenum payable. The incremental revenue and the financial calculations as presented are before interest, depreciation, taxes and royalties.

Operating Costs

The operating costs are split into variable and fixed components. Both fixed and variable operating costs for the base case of the model are based on the Endako long-term mine plan of July 2007. The operating costs (both fixed and variable) in years 1 and 2 are based on the same operating costs in the base case. Beyond the third year, the expansion case operating costs are based on estimates for the respective areas. The expansion case operating costs take into account a ramp up in production in the third year of operations by averaging the operating costs of year 2 and year 4. The expansion case variable operating costs take into account unit cost estimates once production ramps up in year three.

20.6.4 Cash Flow and Payback

The project cash flow through payback of the investment is shown in Table 20.8 as occurring in 2012, 5.9 years from initial project spending in 2008 and approximately two years after commissioning of the expanded mill facilities.

Table 20.8 Cash Flow Through Payback of Investment

	2008	2009	2010	2011	2012	2
Gross Incremental Revenue	0	2,088,775	126,524,836	147,006,876	120,872,903	120,6
Operating Cost	0	19,039	18,051,964	29,134,019	29,306,953	30,2
Sustaining Capital	0	0	1,600,000	850,000	4,281,000	15,3
Net Incremental Cash Flow	(50,104,140)	(187,899,019)	(5,627,076)	111,270,268	82,279,085	70,04
Cumulative Cash Flow	(50,104,140)	(238,003,159)	(243,630,235)	(132,359,967)	(50,080,882)	19,96

20.6.5 INTERNAL RATE OF RETURN AND NET PRESENT VALUE

The internal rate of return (IRR) and net present value (NPV) have been calculated using the net incremental cash flow before interest, depreciation and taxes. The project generates an IRR of 21.3% and an incremental NPV, at an 8% discount rate, of $125 million above the base case, at the molybdenum prices assumed above.

A breakdown of project cash flow benefits of the expansion case compared to the base case of the project is shown in Table 20.9 below:

Table 20.9 Expansion vs. Base Case – Impact on Project Cash Flow

Breakdown of Net Change in Project Cashflow	Impact on Life of Project Cashflow ($MM)
Increased Revenue from Higher Mo Price	79.9
Increased Revenue from Improved Mo Recovery	142.0
Increased Freight and Commissions charges	(8.3)
Decreased Fixed Cost (Higher Capacity, 10yr reduced mine life)	248.1
Decreased Variable cost	5.2
Decreased Sustaining Capital (10yr reduced mine life)	10.0
Increased Capital Cost	(347.8)
Total Lifetime Cashflow Impact	129.1
NPV @ 0%	129.1
NPV @ 8%	125.0

20.6.6 SENSITIVITY ANALYSIS

The sensitivity of the project financial return has been evaluated using a plus/minus variation for the following key economic parameters:

- Molybdenum price

- Capital cost
- Operating cost
- Total Reserves
- Ore Head Grade

The results of this analysis are summarized in Table 20.10 below:

Table 20.10 Impact of the Incremental Expansion on NPV and IRR

Capex (Expansion only)	Expansion Incremental $371MM	
	NPV ($)	IRR
+20%	61,456,649	14.2%
-20%	188,488,090	31.1%
OPEX		
+10%	43,140,055	14.8%
-10%	206,804,684	26.4%
Mo Prices		
+20%	228,644,854	31.0%
-20%	103,132,200	16.9%
Reserves		
+10%	166,443,490	22.2%
-10%	62,911,704	18.9%
Head Grade		
+10%	174,946,471	26.1%
-10%	74,998,268	16.2%

The discount rate measures the cost of capital and the degree of risk for the project. The analysis used a discount rate of 8% for both the base case and the expansion case of the model. Furthermore, a sensitivity analysis was run on the incremental portion of the model (the net cash flow of the expansion over the base case). This analysis is depicted in Figure 20.7 to illustrate the impact of changing the discount rate in the model.

According to the sensitivity analysis, even if the discount rate increases to 20% on the expansion case, the project will still have a positive net present value. The net present value of the expansion project is actually maximized at a discount rate of approximately 4%. This is because the project's incremental cashflow stream has negative cashflows both at the early years when capital is being spent on the project but also in the later years after the reserves are depleted in the expansion case but would still be generating cash in the base case. When a very low discount rate is used, the time value of money provides little advantage in advancing production from those later years. Above a 4% discount rate, however, the cashflows after year 2023 diminish in importance and are outweighed by the importance of the capital investment required in the early years.

Figure 20.7 Discount Rate Sensitivity Analysis of the Incremental Expansion


$200,000,000
$150,000,000
$100,000,000
$50,000,000
$-
$(50,000,000)
$(100,000,000)
Project NPV ($CAD)
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
55%
Discount Rate

21.0 INTERPRETATION AND CONCLUSIONS

The following item has been identified as a specific project cost/schedule risk:

- Confirmation of regulatory requirements for environmental permit amendments. Recommend a detailed review of the project with regulatory Agencies

Capital expenditures to complete the Endako Expansion Project over the period 2008 to 2010 are estimated to total $373,623,000 in July 2007 dollars.

Operating costs for the expanded operation over the period 2008 to 2023 are estimated to be $6.41 per tonne milled, in July 2007 dollars.

Incremental financial analysis of the proposed 50,000 tpd Endako Expansion Project relative to the base case 28,000 tpd operation indicates an attractive economic benefit in pursuing the expansion option

22.0 RECOMMENTDATIONS

The author of this section, Mr. Collison, recommends that Thompson Creek carry out further analyses with a view towards implementing the Endako Expansion Project.

23.0 REFERENCES

Ebrahimi, A. (August 23, 2007): Mine Planning and Reserve Estimate, Endako Mines, British Columbia, Canada (Filed on SEDAR).

Golder Associates Ltd. (September 13, 2002), Report on a Preliminary Review of Pit Slope Design Parameters for the Proposed Pushback of the South Wall of the Endako Pit, Endako Mines Ltd., British Columbia, for Endako Mines Ltd.

Hatch Ltd. (November 2007): Thompson Creek Metals Company, Endako Mine Expansion, Feasibility Study.

Mosher, G., (May 29, 2007): Technical Report on the Endako Mine, British Columbia, Canada. (Filed on SEDAR).

Routledge, R.E., Postle, J.T., McMaster, S., Hoe Teh, Pelletier, P.C. (July 31, 2006): Technical Report on the Endako Mine Located in Northern British Columbia, Prepared for Blue Pearl Mining Ltd. (Filed on SEDAR).

Sinclair, W.D. (1995): Porphyry Mo (Low-F-type) in Selected British Columbia Mineral Deposit Profiles; Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, Volume 1 Metallics and Coal, pages 93-96.

24.0 DATE AND SIGNATURE

This report entitled "Thompson Creek Metals Company Inc., Endako Mine Expansion, Technical Report on the Endako Mine Expansion, Central British Columbia" prepared for Thompson Creek Metals Company Inc. and effective December 14, 2007 was prepared and signed by the following authors:

May 15, 2008
Dated at Vancouver, British Columbia

"Original Document, Revision 00 signed and sealed by K. Collison, P.Eng.

Kenneth W. Collison, P.Eng.
Chief Operating Officer
Thompson Creek Metals Inc.

May 15, 2008
Dated at Vancouver, British Columbia

"Original Document, Revision 00 signed and sealed by G. Mosher, P.Eng.

Gregory Z. Mosher, P. Eng.
Senior Geologist
Wardrop Engineering Inc.

May 15, 2008
Dated at Vancouver, British Columbia

"Original Document, Revision 00 signed and sealed by A. Ebrahimi, PH. D, P.Eng.

Anoush Ebrahimi, PH. D, P.Eng.
Senior Mining Engineer
Wardrop Engineering Inc.

25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

25.1 MINING OPERATIONS

Information concerning the mining operations at Endako can be found in Section 20.1 of this report.

25.2 RECOVERABILITY

Details concerning molybdenum recoverability for the proposed Endako Expansion Project are provided in Section 20.2 of this report.

25.3 MARKETS

Molybdenum's most common mineral is MoS_2 which is mined as both a primary ore or as a by-product mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. MoS_2 is also used as a high temperature lubricant, due to its favourable atomic structure.

The addition of molybdenum enhances the strength, toughness, wear or corrosion resistance of alloys. They are used in major industries including transportation, process equipment manufacturing, oil well drilling and the manufacturing of petroleum and gas pipelines.

Molybdenum metal and superalloys are used in applications which require materials with high melting points, high-temperature structural strength and corrosion resistance. Such applications include industrial furnaces, lighting components, aircraft and stationary turbine engines.

The molybdenum chemicals produced are used as catalysts, lubricants, flame-retardants, corrosion inhibitors and pigments. One catalyst which is growing in importance is used in the de-sulphurization and de-metallization of crude oils as they are being refined.

25.4 CONTRACTS

Production from the Endako Mine is sold primarily under annual supply contracts with consumers who are steel, molybdenum metal product and chemical and petroleum catalyst manufacturers. These annual contracts typically have quantities with fixed purchase volumes, with the sales price established by negotiated terms and conditions, referencing published molybdenum prices in various metal trade publications at or near the date of the molybdenum sale. Some of the molybdenum is sold on a spot sales basis, based upon negotiated prices. A small amount of sales is also completed on the basis of long-term, multi-year sales contracts.

The Endako Mine is a fully integrated producer with the majority of its finished molybdenum produced from material mined, milled and roasted to saleable molybdenum trioxide on site. In addition, small quantities of third party concentrates are purchased under negotiated arms-length contracts and purchase agreements.

25.5 ENVIRONMENTAL CONSIDERATIONS

Environmental considerations are discussed in Sections 8 and 22.3 of this report.

25.6 TAXES

Thompson Creek is subject to taxation on federal, provincial and local levels. The Authors are not experts in the area of taxation and therefore has not determined the levels of taxation that are applicable to the Endako operation. The Authors recognize that the application of taxes will affect the overall profitability of the mining operation. For purposes of this Technical Report, which is to demonstrate that the expansion project is economic, taxes are not included in the cash flow model in the Economic Analysis.

25.7 CAPITAL AND OPERATING COST ESTIMATES

Capital and operating cost estimates for the expansion project are given in Sections 20.4 and 20.5 respectively.

25.8 ECONOMIC ANALYSIS

The economic analysis of the expansion project is provided in Section 20.6 of this report.

25.9 PAYBACK

Payback period is discussed in Section 20.6.4

25.10 MINE LIFE

Information concerning expected mine life is given in Section 20.6.3

26.0 CERTIFICATES OF AUTHORS

KENNETH W. COLLISON, P.ENG.

THOMPSON CREEK METALS COMPANY INC.

ENDAKO MINE EXPANSION

TECHNICAL REPORT ON THE ENDAKO MINE EXPANSION, CENTRAL BRITISH COLUMBIA, DECEMBER 14, 2007

I, Kenneth W. Collison, P.Eng. do hereby certify that:

1. I am the Chief Operating Officer of Thompson Creek Metals Company Inc., 401 Bay Street, Suite 2010, Toronto, Ontario, M5H 2Y4.
2. I am a graduate of the University of Saskatchewan with a Bachelor of Science in Mining Engineering and a Masters of Engineering in Mining.
3. I am a Certified Professional Engineer, no. 9012014 by the Province of Ontario.
4. I have more than 20 years of senior responsibility for mining operations and environmental affairs. My relevant experience is as follows:
   - Engineering Manager for the State of Alaska's Transportation Department, with particular emphasis on highway and marine terminal projects and Environmental Impact studies from 2004 – 2005,
   - Vice President and General Manager for Coeur d'Alene Mines (Alaska) from 1996 – 1999,
   - Vice President of Crandon Mining Corp., a zinc-lead mining project in Wisconsin owned by Rio Algom Limited and Exxon Coal and Minerals, from 1994 – 1996,
   - V.P. Engineering for Rio Algom – managed Corporate Engineering and Environmental office in Toronto, from 1992 – 1994,
   - V.P./G.M. and President of Rio Kemptville Tin Company, Rio Algom's East Kemptville tin project in Nova Scotia, from 1986 – 1992,
   - Held senior positions with Rio Algom with responsibility for operating mines, design of mines and development of new or expanding mines, from 1976 – 1986.

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of Sections 12, 15, 17, 18, 20, 21, 22 and 25 of the technical report entitled: "Thompson Creek Metals Company Inc., Endako Mine Expansion, Technical Report on the Endako Mine Expansion, Central British Columbia" dated December 14, 2007 (the "Technical Report").
7. I visited the Endako Mine on three separate occasions during the last four months of 2007 (September 10 to 11, October 15 to 16 and November 13 to 14).
8. I am an officer of Thompson Creek Metals Company Inc. and am therefore not independent of the company as described in section 1.4 of NI 43-101.
9. My prior involvement with the Endako Mine is as follows:
    - As Chief Operating Officer of the Company, I have had responsibility for the Endako Mine since October 26, 2006.
10. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
11. To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: May 15, 2008

"Original Document, Revision 00 signed
and sealed by K. Collison, P.Eng.

Kenneth W. Collison, P.Eng.

I, Anoush Ebrahimi, P.Eng, of Vancouver, British Columbia, do hereby certify that as the author of this "Thompson Creek Metals Company Inc., Endako Mine Expansion, Technical Report on the Endako Mine Expansion, Central British Columbia" dated December 14, 2007, I hereby make the following statements:

- I am a Senior Mining Engineer with Wardrop Engineering Inc., 800 – 555 West Hastings Street, Vancouver, British Columbia.
- I am a graduate of Kerman University, Iran (B.A.Sc., 1990); Poly Technique Tehran University, Iran (M.A.Sc., 1993); University of British Columbia (Ph.D., 2004).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License # 30166).
- I have practiced my profession continuously since graduation. I have over 18 years of mining experience with field locations across North America, South America, Greenland, and Asia. I have worked on technical and economic evaluation of mining operations and mineral properties, feasibility studies, ore reserve calculations, and leading engineering teams for mining projects including mine design and development.
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- I am responsible for the preparation of Section 19.2 of the technical report entitled: "Thompson Creek Metals Company Inc., Endako Mine Expansion, Technical Report on the Endako Mine Expansion, Central British Columbia" dated December 14, 2007.
- I visited the Endako Mine on June 11, 2007 and stayed for 4 days.
- I am independent of Thompson Creek Metals Company Inc. as described in section 1.4 of NI 43-101.
- My prior involvement with the Endako Mine is as follows:
  - Multiple projects since August 2006 including pit optimization, detailed mine design and production scheduling
  - Currently a small project regarding a new pit optimization for Endako mines using a set of newer input
- I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

- To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 15 day of May, 2008 at Vancouver, British Columbia.

"Original Document, Revision 00 signed and sealed by A. Ebrahimi, P.Eng.

Anoush Ebrahimi, P.Eng.
Senior Mining Engineer
Wardrop Engineering Inc.

I, Gregory Z. Mosher, P.Geo, of Vancouver, British Columbia, do hereby certify that as the author of this "Thompson Creek Metals Company Inc., Endako Mine Expansion, Technical Report on the Endako Mine Expansion, Central British Columbia" dated December 14, 2007, I hereby make the following statements:

- I am a Senior Geologist with Wardrop Engineering Inc., 800 – 555 West Hastings Street, Vancouver, British Columbia.
- I am a graduate of Dalhousie University (B.Sc. Hons., 1970) and McGill University (M.Sc. Applied, 1973).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License # 19267).
- I have practiced my profession in mineral exploration continuously since graduation. I have over 30 years of exploration experience with field locations across North America, South America, China, Greenland, North Africa and Europe. I have worked on technical and economic evaluation of mining operations and mineral properties, feasibility analyses, ore resource and reserve calculations, data synthesis, and management of geological exploration programs including mapping, geochemical and geophysical surveying and diamond drilling programs.
- I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
- I am responsible for the preparation of Sections 6 through 11, 13, 14, 16 and 19.1 of the technical report entitled: "Thompson Creek Metals Company Inc., Endako Mine Expansion, Technical Report on the Endako Mine Expansion, Central British Columbia" dated December 14, 2007.
- I visited the Endako Mine on July 4, 2006 and stayed for three days.
- I am independent of Thompson Creek Metals Company Inc. as described in section 1.4 of NI 43-101.
- My prior involvement with the Endako Mine is as follows:
  - I prepared a resource estimate for the Endako Mine in May 2007 and co-authored a technical report on the property on May 29, 2007.
- I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
- To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 15 day of May, 2008 at Vancouver, British Columbia.

"Original Document, Revision 00 signed and sealed by G. Mosher, P.Geo."

Gregory Z. Mosher, P.Geo.
Senior Geologist,
Wardrop Engineering Inc.